HellerEhrman

November 22, 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Ladies and Gentlemen:

SEC FILE NO. 82-3950

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding 2003/04 interim results, dated November 5, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on November 6, 2003;

dlw 12/16

2. The Company's 2003/04 interim report, dated November 5, 2003; and

3. The Company's announcement regarding an ongoing connected transactions, dated October 27, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on October 28, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Legend Group Limited

H:\DLAI\ADR\19092\0001\41SEC.doc

lenovo 联想

Legend Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

2003/04 Interim Results Announcement

INTERIM RESULTS

The Directors of Legend Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2003 together with comparative figures for the corresponding period of last year are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000
Turnover	3	6,247,401	11,589,140	5,573,185	10,369,537
Earnings before interest, taxation, depreciation and amortisation expenses		294,842	602,170	279,736	580,173
Depreciation expenses		(49,139)	(97,336)	(34,306)	(66,321)
Amortisation of intangible assets		(8,441)	(15,234)	(4,063)	(5,901)
Gains on disposal of investments		6,002	6,002	–	6,401
Interest income		19,004	40,049	19,348	32,939
Profit from operations	4	262,268	535,651	260,715	547,291
Finance costs		–	–	–	–
		262,268	535,651	260,715	547,291
Share of losses of jointly controlled entities		(4,910)	(13,539)	(16,372)	(34,623)
Share of profits of associated companies		270	5,379	8,020	15,227
Profit before taxation		257,628	527,491	252,363	527,895
Taxation	5	(2,079)	1,326	571	(10,348)
Profit after taxation		255,549	528,817	252,934	517,547
Minority interests		5,613	10,601	3,335	6,638
Profit attributable to shareholders		261,162	539,418	256,269	524,185
Dividend	6	N/A	149,367	N/A	135,034
Earnings per share – basic	7	3.49 cents	7.22 cents	3.41 cents	6.98 cents
Earnings per share – fully diluted	7	3.47 cents	7.19 cents	3.41 cents	6.97 cents

Notes:

1. **Basis of preparation**

The Directors are responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2003.

2. **Principal accounting policies**

The principal accounting policies and methods of calculation used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2003 except that the Group has changed an accounting policy following its adoption of SSAP 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

3. **Turnover, revenue and segment information**

3A. *Primary reporting format – geographical segments*

(i) For the six months ended 30 September 2003:

(ii) For the six months ended 30 September 2002:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	5,558,834	372,405
Consumer IT business	3,645,060	171,098
Handheld device business	666,986	17,874
IT service business	71,659	(23,363)
Contract manufacturing business	426,998	8,777
Gains on disposal of investments	–	6,401
Amortisation of goodwill	–	(5,901)
	10,369,537	547,291

4. **Profit from operations**

	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000
(a) Turnover	6,247,401	11,589,140	5,573,185	10,369,537
Cost of sales	(5,357,790)	(9,864,801)	(4,758,966)	(8,812,551)
Gross profit	889,611	1,724,339	814,219	1,556,986
Other revenue	19,004	40,049	19,348	32,939
Gains on disposal of investments	6,002	6,002	–	6,401
Distribution expenses	(446,224)	(832,162)	(438,519)	(721,245)
Administrative expenses	(88,894)	(181,192)	(82,450)	(174,897)
Other operating expenses	(108,790)	(206,151)	(47,820)	(146,992)
Amortisation of intangible assets	(8,441)	(15,234)	(4,063)	(5,901)
Total operating expenses (see (b))	(652,349)	(1,234,739)	(572,852)	(1,049,035)
Profit from operations	262,268	535,651	260,715	547,291
(b) Analysis of operating expenses by nature:				
Selling expenses	(147,902)	(291,952)	(110,576)	(194,346)
Promotional and advertising expenses	(105,109)	(189,345)	(154,586)	(271,576)
Staff costs	(234,473)	(458,496)	(179,471)	(345,402)
Other expenses	(156,424)	(279,712)	(124,156)	(231,810)
Amortisation of intangible assets	(8,441)	(15,234)	(4,063)	(5,901)
Total operating expenses	(652,349)	(1,234,739)	(572,852)	(1,049,035)

5. **Taxation**

(a) No provision for Hong Kong profits tax has been made for the six months ended 30 September 2002 and 2003 as the Group has no estimated profit assessable to Hong Kong profits tax.

(b) In accordance with Hong Kong's SSAP 12 "Income Taxes" which came into effect on 1 January 2003, a revision was conducted on the Group's deferred taxation. The Group recognised deferred tax assets of approximately HK$13 million, which was mainly due to the differences between the carrying amounts and tax bases of the accrual of sales rebate, provision for slow-moving inventory and fixed asset depreciation.

(c) Taxation outside Hong Kong represents tax charges on the estimated assessable profits of subsidiaries operating outside Hong Kong including the Chinese Mainland calculated at rates applicable in the respective jurisdictions.

(d) The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 30 September 2003 (unaudited) HK$'000	6 months ended 30 September 2003 (unaudited) HK$'000	3 months ended 30 September 2002 (unaudited) HK$'000	6 months ended 30 September 2002 (unaudited) HK$'000

Liquidity and Financial Resources

As of 30 September 2003, cash and bank balance amounted to HK$2.11 billion, which consists of 39.5% in Hong Kong Dollars, 19.68% in Renminbi, 40.8% in US Dollars, and 0.02% being held in other currencies for the Group's overseas operations. During the period, the Group maintained strong cash position even with the payment of the final dividend and the special dividend for last year, which amounted to a total of HK$612 million. The Group's current ratio at the end of the period was 1:8 while available credit facilities amounted to HK$3 billion.

The Group consistently adopts a hedging policy for business transactions in an effort to minimise the risk of exchange rate fluctuation. As of 30 September 2003, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$21 million.

The Group did not have any bank loans and there were no assets held under finance leases at the period end.

Commitments and Contingent Liabilities

The Group had no material commitments or contingent liabilities as at 30 September 2003.

Employees

For the six months ended 30 September 2003, total number of Group employees had increased to 13,072, mainly due to increased demand in staff for the enhanced construction of the distribution network, growing after-sales services and acquisition of new businesses. Of this number, 12,944 are employed in Chinese Mainland, while 128 are employed in Hong Kong and overseas. The Group's remuneration policies, discretionary bonus programme and share option scheme for employees are carried out in accordance with the performance of the Group and of individual employees. The Group also provides training, job rotation, insurance and medical benefits to staff. These policies are reviewed regularly to ensure they remain competitive and appropriate to the industry.

BUSINESS REVIEW AND PROSPECTS

In the first half of the 2003/04 fiscal year, the Chinese economy maintained healthy growth. With this momentum, IT market experienced further recovery and market demand continued to increase on a health trend. Although the market growth rate did not meet our earlier expectations because of SARS, the impact for the second quarter was significantly reduced. The long-term driving forces for China IT market still remain strong. During the period, the Group's core businesses attained healthy growth in spite of SARS. Shipment sales outperformed the market average with a 16% increase, while the consumer IT business demonstrated the most outstanding performance by achieving 13.5% revenue increase and 47.8% profit increase year on year. At the same time, as we predicated at the beginning of this fiscal year, many of the Group's strategically positioned growth businesses experienced rapid growth. These factors enabled the Group's overall healthy growth. However, some of the new businesses and non-core businesses were affected quite severely by some of the unfavorable market elements and fell short of our initial expectations, such as handset and motherboard businesses.

During the period, the Group committed itself to developing new businesses and fighting SARS. At the same time, it persisted in technology innovations. As one of the leading players in China IT market, Legend will pursue the differentiation strategy by investing in R&D that will create more value added products and competitive edge in the future. During the period, consumer IT's shipment sales and profits achieved significant increase and this result is strongly correlated with last year's launch of the dual-mode PC. In addition, the Group launched "Kaitian II" in September and its unique features such as security, collaborativity, and manageability are second to none. The Group firmly convinced that this will further strengthen its competitive advantage in corporate IT market. In the last six months, Legend released a series of self-developed handset models, and especially high-end products already represented a large portion of the Group's handset shipment sales.

Collaborating Applications created favorable conditions for Legend to both create new market opportunities and develop new businesses. We are very excited that since we rolled out the concept of Collaborating Applications at last year's Legend World, Collaborating

ended 31 March 2003 except that the Group has changed an accounting policy following its adoption of SSAP 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

3. Turnover, revenue and segment information

3A. *Primary reporting format – geographical segments*

(i) For the six months ended 30 September 2003:

	People's Republic of China ("PRC") (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account			
Turnover	11,447,310	141,830	11,589,140
Segment operating results	524,009	(19,175)	504,834
Gains on disposal of investments	6,002	–	6,002
Amortisation of intangible assets	(15,234)	–	(15,234)
Finance income			40,049
Finance costs			–
Contribution to operating profit			535,651
Share of losses of jointly controlled entities	(13,539)	–	(13,539)
Share of profits of associated companies	5,379	–	5,379
Profit before taxation			527,491
Taxation			1,326
Profit after taxation			528,817
Minority interests			10,601
Profit attributable to shareholders			539,418

(ii) For the six months ended 30 September 2002:

	PRC (unaudited) *HK$'000*	Others (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Profit and loss account			
Turnover	10,142,858	226,679	10,369,537
Segment operating results	501,801	12,051	513,852
Gains on disposal of investments	6,401	–	6,401
Amortisation of intangible assets	(5,901)	–	(5,901)
Finance income			32,939
Finance costs			–
Contribution to operating profit			547,291
Share of losses of jointly controlled entities	(34,623)	–	(34,623)
Share of profits of associated companies	15,227	–	15,227
Profit before taxation			527,895
Taxation			(10,348)
Profit after taxation			517,547
Minority interests			6,638
Profit attributable to shareholders			524,185

3B. *Secondary reporting format – business segments*

(i) For the six months ended 30 September 2003:

	Turnover (unaudited) *HK$'000*	Contribution to operating profit (unaudited) *HK$'000*
Corporate IT business	5,855,356	391,140
Consumer IT business	4,138,201	252,882
Handheld device business	908,359	(42,724)
IT service business	266,443	(19,581)
Contract manufacturing business	420,781	(41,079)
Gains on disposal of investments	–	6,002
Amortisation of goodwill	–	(10,989)
	11,589,140	535,651

subsidiaries operating outside Hong Kong including the Chinese Mainland calculated at rates applicable in the respective jurisdictions.

(d) The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 30 September 2003 (unaudited) *HK$'000*	6 months ended 30 September 2003 (unaudited) *HK$'000*	3 months ended 30 September 2002 (unaudited) *HK$'000*	6 months ended 30 September 2002 (unaudited) *HK$'000*
Taxation outside Hong Kong	5,470	11,554	(1229)	9,048
Deferred taxation	(3,377)	(13,097)	–	–
	2,093	(1,543)	(1229)	9,048
Share of taxation attributable to:				
jointly controlled entities	–	84	–	–
associated companies	(14)	133	658	1,300
	2,079	(1,326)	(571)	10,348

6. **Dividend**

	6 months ended 30 September 2003 (unaudited) *HK$'000*	6 months ended 30 September 2002 (unaudited) *HK$'000*
Interim dividend, declared after period end, of 2.0 HK cents (2002 : 1.8 HK cents) per share	149,367	135,034

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2003 (unaudited)	6 months ended 30 September 2002 (unaudited)
Earnings for the purposes of basic and diluted earnings per share *(HK$'000)*	539,418	524,185
Weighted average number of shares for the purposes of basic earnings per share	7,469,327,977	7,507,560,195
Effect of potential dilutive shares	30,914,415	6,474,236
Weighted average number of shares for the purposes of diluted earnings per share	7,500,242,392	7,514,034,431

INTERIM DIVIDEND

The Directors have declared an interim dividend of 2.0 HK cents per share for the year ending 31 March 2004, absorbing an aggregate amount of approximately HK$149 million, to shareholders whose names appear on the Register of Members of the Company on 27 November 2003. The interim dividend will be paid on 4 December 2003.

An interim dividend of 1.8 HK cents per share, totalling approximately HK$135 million, was paid in the corresponding period of last year.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 21 November 2003 to 27 November 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 20 November 2003.

FINANCIAL REVIEW

Results

For the six months ended 30 September 2003, the Group achieved a turnover of approximately HK$11,589 million, representing an increase of 11.76% as compared to the turnover of HK$10,370 million recorded in the same period last year. Profit attributable to shareholders rose to approximately HK$539 million for the period, representing an increase of 2.91% when compared to the HK$524 million achieved in the same period last year.

Significant Investment and Capital Expenditure Expenses

During the period, capital expenditure expenses of HK$220 million were incurred. Of this amount, HK$51 million was used for investment in a subsidiary which manufactures networking hardware products for the corporate IT business. HK$169 million was mainly used for acquisition of fixed assets and injection into construction-in-progress.

... in September and its unique features such as security, collaborativity, and manageability are second to none. The Group firmly convinced that this will further strengthen its competitive advantage in corporate IT market. In the last six months, Legend released a series of self-developed handset models, and especially high-end products already represented a large portion of the Group's handset shipment sales.

Collaborating Applications created favorable conditions for Legend to both create new market opportunities and develop new businesses. We are very excited that since we rolled out the concept of Collaborating Applications at last year's Legend World, Collaborating Applications are migrating from laboratory concepts to technology applications and new products. At this moment, technologies for collaborative applications are becoming more mature and business opportunities are on the horizon. Notebooks, projectors, and printers with collaborative technologies will be launched first. The wireless features for these devices will greatly enhance the product value for terminal devices which in term stimulate huge market demand. In the meantime, handset with Collaborative Applications make MMS, picturing, and other applications much more user friendly and valuable. Collaborating Applications also attracts extensive interests in telecommunications industries and Legend believes that this technology will become the next big wave for value added services. Besides, Collaborating Applications can also enhance interconnections among terminal devices and integration with Internet resources. For example, Collaborating Applications can easily distribute content downloaded from broadband to multiple display devices in a household. Legend believes that Collaborating Applications will further promote the digital home applications, and lead the migration of IT products towards consumer electronics areas.

In order to promote the concept of Collaborating Applications, the Group launched most scalable technology roadshow in China, the "Lenovo Tech Show", which has been well perceived by the provincial governments, industry experts and media. So far it already went through 20 largest cities and more than 50,000 people attended those events.

Legend will follow the differentiation strategy by investing in new technology development. By doing so, we strongly believe that we can bring long-term sustainable returns to our shareholders. Our shareholders will see an ever competitive Legend.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2003, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
April 2003	9,350,000	2.375	2.025	20,124

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

FULL DETAILS OF FINANCIAL INFORMATION

A detailed results announcement of the Group containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the websites of the Stock Exchange and the Company in due course.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited interim financials.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim results, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 5 November 2003

lenovo联想

Legend Group Limited 聯想集團有限公司

(於香港註冊成立之有限公司)

二零零三／零四年度中期業績公佈

中期業績

聯想集團有限公司(「本公司」)董事會在此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月的未經審核業績，以及去年同期的比較數字如下：

綜合損益表

	附註	截至二零零三年九月三十日止三個月 (未經審核) 港幣千元	截至二零零三年九月三十日止六個月 (未經審核) 港幣千元	截至二零零二年九月三十日止三個月 (未經審核) 港幣千元	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元
營業額	3	6,247,401	11,589,140	5,573,185	10,369,537
除利息、稅項、折舊及攤銷前經營溢利		294,842	602,170	279,736	580,173
折舊費用		(49,139)	(97,336)	(34,306)	(66,321)
無形資產攤銷		(8,441)	(15,234)	(4,063)	(5,901)
出售投資收益		6,002	6,002	–	6,401
利息收入		19,004	40,049	19,348	32,939
經營溢利	4	262,268	535,651	260,715	547,291
財務費用		–	–	–	–
		262,268	535,651	260,715	547,291
應佔共同控制實體虧損		(4,910)	(13,539)	(16,372)	(34,623)
應佔聯營公司溢利		270	5,379	8,020	15,227
除稅前溢利		257,628	527,491	252,363	527,895
稅項	5	(2,079)	1,326	571	(10,348)
除稅後溢利		255,549	528,817	252,934	517,547
少數股東權益		5,613	10,601	3,335	6,638
股東應佔溢利		261,162	539,418	256,269	524,185
股息	6	不適用	149,367	不適用	135,034
每股盈利－基本	7	3.49仙	7.22仙	3.41仙	6.98仙
每股盈利－全面攤薄	7	3.47仙	7.19仙	3.41仙	6.97仙

附註：

1. **編製基礎**

   本集團未經審核中期業績由董事負責編製。本未經審核中期業績按照香港會計師公會頒佈的會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零三年三月三十一日止年度經審核賬目一起閱覽。

2. **主要會計政策**

   本集團在編製未經審核中期業績時，採用與截至二零零三年三月三十一日止年度賬目一致的主要會計政策及計算方法，因採納由香港會計師公會所頒佈在二零零三年一月一日或以後會計期間有效的會計實務準則第12號「所得稅」而需更改的除外。

3. **營業額、收益及分類資料**

   3A. 基本報告格式－地域分類

(ii) 截至二零零二年九月三十日止六個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	5,558,834	372,405
消費IT業務	3,645,060	171,098
手持設備業務	666,986	17,874
IT服務業務	71,659	(23,363)
合同製造業務	426,998	8,777
出售投資收益	–	6,401
商譽攤銷	–	(5,901)
	10,369,537	547,291

4. **經營溢利**

	截至二零零三年九月三十日止三個月 (未經審核) 港幣千元	截至二零零三年九月三十日止六個月 (未經審核) 港幣千元	截至二零零二年九月三十日止三個月 (未經審核) 港幣千元	截至二零零二年九月三十日止六個月 (未經審核) 港幣千元
(a) 營業額	6,247,401	11,589,140	5,573,185	10,369,537
銷售成本	(5,357,790)	(9,864,801)	(4,758,966)	(8,812,551)
毛利	889,611	1,724,339	814,219	1,556,986
其他收入	19,004	40,049	19,348	32,939
出售投資收益	6,002	6,002	–	6,401
分銷費用	(446,224)	(832,162)	(438,519)	(721,245)
行政費用	(88,894)	(181,192)	(82,450)	(174,897)
其他經營費用	(108,790)	(206,151)	(47,820)	(146,992)
無形資產攤銷	(8,441)	(15,234)	(4,063)	(5,901)
經營費用總額 *(見(b))*	(652,349)	(1,234,739)	(572,852)	(1,049,035)
經營溢利	262,268	535,651	260,715	547,291
(b) 根據費用性質的經營費用分析：				
銷售費用	(147,902)	(291,952)	(110,576)	(194,346)
推廣及廣告費用	(105,109)	(189,345)	(154,586)	(271,576)
員工成本	(234,473)	(458,496)	(179,471)	(345,402)
其他費用	(156,424)	(279,712)	(124,156)	(231,810)
無形資產攤銷	(8,441)	(15,234)	(4,063)	(5,901)
經營費用總額	(652,349)	(1,234,739)	(572,852)	(1,049,035)

5. **稅項**

(a) 由於本集團沒有需繳納香港利得稅的估計應課稅溢利，所以沒有就截至二零零二年及二零零三年九月三十日止六個月計提香港利得稅準備。

(b) 根據於二零零三年一月一日生效的香港會計實務準則第12號「所得稅」，本集團已對遞延稅項進行了回顧。本集團確認了遞延稅項資產約0.13億港元，主要由於預提折扣、預提存貨削價及固定資產折舊的賬面值與稅基之間的差額所致。

(c) 位於香港以外地區(包括中國大陸)經營的附屬公司的估計應課稅溢利，按有關司法權區的適用稅率計算稅項。

(d) 於綜合損益賬內扣除的稅項包括：

截至二零零三年	截至二零零三年	截至二零零二年	截至二零零二年

重要投資及資本性支出

期內，資本性支出為港幣2.2億元。其中港幣0.51億元用於投資附屬公司，主要為企業IT業務發展網絡硬件產品的生產，另外港幣1.69億元主要用於添置固定資產及投入在建工程中。

流動資金及財務資源

於二零零三年九月三十日，現金及銀行結餘達港幣21.13億元，其中39.5%為港幣，19.68%為人民幣，40.8%為美元，0.02%為其他貨幣用於海外業務所需。期內，集團派發了上年度末期股息及特別股息共計港幣6.12億元後，仍然保有充裕的資金。期末的流動比率為1.8，綜合的可動用信用額度為港幣30億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年九月三十日，集團未完成的遠期外匯合約及幣種變換總金額為港幣0.21億元。

期內，集團沒有任何銀行貸款或以財務租約持有的資產。

承擔及或然負債

於二零零三年九月三十日，本集團沒有重大的資本承擔及或然負債。

員工

於二零零三年九月三十日止的六個月內，由於加強銷售網絡建設、售後服務及收購新業務而增添人手，集團的員工總人數在期末時增至13,072名。其中12,944名受僱於中國大陸，128名受僱於香港及海外。集團根據業績及員工的表現實施薪酬政策、獎金及購股權計劃，同時也為員工提供培訓、崗位輪換、保險及醫療等福利，並會不時回顧完善這些政策以確保競爭力及配合公司需要。

業務回顧及展望

二零零三／零四財年上半年，中國經濟持續增長，在此帶動下，IT市場也進一步回暖，市場需求健康成長。儘管受非典影響，市場增長率未如年初的預計，但第二季度的影響相較上一季度已明顯減緩，長遠而言中國IT市場增長動力充足。期內，聯想核心業務經歷了非典的考驗依然保持增長勢頭，聯想電腦銷量上升16%，高於市場平均，尤以消費IT業務更為突出，營業額增長13.5%，利潤增長更高達47.8%。與此同時，集團在年初預定的數個戰略性成長業務也達到了高速增長，這些因素促成了集團整體業績保持了相對健康的成長。然而，集團的部份新業務和非核心業務，如手機和主機板業務受市場不利因素影響較大，表現未如理想。

期內，集團在致力拓展新業務和抗擊非典的同時，更積極開發創新技術。聯想作為中國信息產業的一個領導型廠商，堅持走以技術創新帶動差異化競爭的道路，並深信集團在技術研發方面的持續投入將會為集團創造更多的價值產品和競爭優勢。期內，消費電腦的銷量和利潤均大幅上升，與去年「雙模式」電腦等亮點產品的推出是分不開的。另外，集團在九月份推出了商用台式電腦新品－「開天II代」，其獨特的安全性、關聯性和可管理性設計是其它廠商產品不具有的。集團深信這將進一步加強聯想在商用電腦領域的產品競爭優勢。在過去半年，聯想推出了一系列自主研發的手機產品，尤其是高端產品，已佔集團手機銷量的較大比重。

2. 主要會計政策

本集團在編製未經審核中期業績時，採用與截至二零零三年三月三十一日止年度賬目一致的主要會計政策及計算方法，因採納由香港會計師公會所頒佈在二零零三年一月一日或以後會計期間有效的會計實務準則第12號「所得稅」而需更改的除外。

3. 營業額、收益及分類資料

3A. 基本報告格式－地域分類

(i) 截至二零零三年九月三十日止六個月：

	中華人民共和國（「中國」）（未經審核）港幣千元	其他（未經審核）港幣千元	合計（未經審核）港幣千元
損益表			
營業額	11,447,310	141,830	11,589,140
分類經營業績	524,009	(19,175)	504,834
出售投資收益	6,002	–	6,002
無形資產攤銷	(15,234)	–	(15,234)
財務收入			40,049
財務費用			–
盈利貢獻			535,651
應佔共同控制實體虧損	(13,539)	–	(13,539)
應佔聯營公司盈利	5,379	–	5,379
除稅前盈利			527,491
稅項			1,326
除稅後盈利			528,817
少數股東權益			10,601
股東應佔盈利			539,418

(ii) 截至二零零二年九月三十日止六個月：

	中國（未經審核）港幣千元	其他（未經審核）港幣千元	合計（未經審核）港幣千元
損益表			
營業額	10,142,858	226,679	10,369,537
分類經營業績	501,801	12,051	513,852
出售投資收益	6,401	–	6,401
無形資產攤銷	(5,901)	–	(5,901)
財務收入			32,939
財務費用			–
盈利貢獻			547,291
應佔共同控制實體虧損	(34,623)	–	(34,623)
應佔聯營公司盈利	15,227	–	15,227
除稅前盈利			527,895
稅項			(10,348)
除稅後盈利			517,547
少數股東權益			6,638
股東應佔盈利			524,185

3B. 輔助報告格式－業務分類

(i) 截至二零零三年九月三十日止六個月：

	營業額（未經審核）港幣千元	盈利貢獻（未經審核）港幣千元
企業IT業務	5,855,356	391,140
消費IT業務	4,138,201	252,882
手持設備業務	908,359	(42,724)
IT服務業務	266,443	(19,581)
合同製造業務	420,781	(41,079)
出售投資收益	–	6,002
商譽攤銷	–	(10,989)
	11,589,140	535,651

間的差額所致。

(c) 位於香港以外地區（包括中國大陸）經營的附屬公司的估計應課稅盈利，按有關司法權區的適用稅率計算稅項。

(d) 於綜合損益賬內扣除的稅項包括：

	截至二零零三年九月三十日止三個月（未經審核）港幣千元	截至二零零三年九月三十日止六個月（未經審核）港幣千元	截至二零零二年九月三十日止三個月（未經審核）港幣千元	截至二零零二年九月三十日止六個月（未經審核）港幣千元
香港以外地區的稅項	5,470	11,554	(1,229)	9,048
遞延稅項	(3,377)	(13,097)	–	–
	2,093	(1,543)	(1,229)	9,048
應佔稅項：				
共同控制實體	–	84	–	–
聯營公司	(14)	133	658	1,300
	2,079	(1,326)	(571)	10,348

6. 股息

	截至二零零三年九月三十日止六個月（未經審核）港幣千元	截至二零零二年九月三十日止六個月（未經審核）港幣千元
中期股息，於期末後宣派，每股2.0港仙（二零零二年：1.8港仙）	149,367	135,034

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零三年九月三十日止六個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）
用以計算每股基本及攤薄盈利的溢利（港幣千元）	539,418	524,185
用以計算每股基本盈利的加權平均股數	7,469,327,977	7,507,560,195
股份潛在攤薄影響	30,914,415	6,474,236
用以計算每股攤薄盈利的加權平均股數	7,500,242,392	7,514,034,431

中期股息

董事會宣佈派發截至二零零四年三月三十一日止年度的中期股息每股2.0港仙，合共約港幣1.49億元，將分派予二零零三年十一月二十七日登記於本公司股東名冊的股東。該項中期股息將於二零零三年十二月四日派付。

去年同期派付中期股息每股1.8港仙，合共約港幣1.35億元。

暫停辦理股份過戶登記

本公司將於二零零三年十一月二十一日至二零零三年十一月二十七日（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲享有中期股息，股東須於二零零三年十一月二十日下午四時正前辦理股份過戶登記手續，將有關股票以及填妥的過戶表格送交本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

財務回顧

業績

截至二零零三年九月三十日止的六個月內，集團錄得的營業額約為港幣115.89億元，較去年同期的營業額港幣103.70億元，上升了11.76%。期內，股東應佔溢利約為港幣5.39億元，較去年同期的溢利港幣5.24億元，上升了2.91%。

競爭的道路，並深信集團在技術研發方面的持續投入將會為集團創造更多的價值產品和競爭優勢。期內，消費電腦的銷量和利潤均大幅上升，與去年「雙模式」電腦等亮點產品的推出是分不開的。另外，集團在九月份推出了商用台式電腦新品－「開天II代」，其獨特的安全性、關聯性和可管理性設計是其它廠商產品不具有的。集團深信這將進一步加強聯想在商用電腦領域的產品競爭優勢。在過去半年，聯想推出了一系列自主研發的手機產品，尤其是高端產品，已佔集團手機銷量的較大比重。

關聯應用為聯想創造新的商機和拓展新的業務領域創造了有利條件。令人鼓舞的是繼去年底在「聯想技術創新大會」上推出關聯應用技術後，關聯應用已從實驗室的概念階段進入了應用技術和產品化階段。目前，關聯終端技術已逐步成熟，商機也日漸清晰。關聯筆記本、關聯投影儀、關聯打印機等產品將最先面世，這些設備的無線互聯將大大提高現有信息終端設備的應用價值，創造巨大的市場需求。同時，像關聯手機等產品的出現，使得彩信、手機拍照等應用更方便、更有價值，這已經引起電信運營商的高度關注及興趣，聯想相信這會成為電信增值服務的下一個熱點。此外，關聯應用還可以從信息終端之間的互聯，拓展至與網絡資源的整合，例如：關聯應用技術可以使寬頻提供的內容方便地分發到家庭中的任何顯示設備上，從而使用戶更方便地享受寬頻內容及服務，聯想相信這將深刻地影響家庭數字化的進程，並將引領IT產品向消費電子產品的遷徙及轉移。

為了更有效地推廣關聯應用，今年以來聯想在國內舉辦了大規模的科技巡展，目前已經走過了20多個大城市，參加人數超過5萬人，所到之處，關聯應用技術都受到當地政府、行業客戶、媒體等高度關注，這也更堅定了聯想對這個技術方向的信心。

聯想將持續堅定地大力投入發展技術，走以技術創新帶動差異化競爭的道路，我們深信這將為投資者帶來長期穩定的回報，投資者將會看到一個更具有自己獨特競爭力的聯想。

購買、出售或贖回本公司之上市證券

截至二零零三年九月三十日止六個月內，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	每股最高價 港元	每股最低價 港元	支付總額（包括費用）港幣千元
二零零三年四月	9,350,000	2.375	2.025	20,124

回購的股份已被註銷。因此，已發行股本已按所註銷的股份面值減少。回購時支付的溢價於本公司的保留溢利中扣除。

除上述情況外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

財務資料詳情

根據聯交所證券上市規則附錄十六第46(1)至46(6)段規定，載有本集團詳細業績的全部資料，將於適當時候在聯交所及本公司網頁上登載。

審核委員會之審閱

本公司審核委員會已與管理層回顧本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核的中期業績。

最佳應用守則

除了非執行董事須按照本公司章程細則輪值告退而不是以指定任期委任外，據本公司的董事所知，並無任何資料可合理地顯示本公司在中期業績所述期間曾經有未遵守聯交所上市規則附錄十四所列的最佳應用守則的規定。

承董事會命
柳傳志
主席

香港，二零零三年十一月五日

LEGEND GROUP LIMITED | 聯想集團有限公司

interim report 2003/04



lenovo联想

INTERIM RESULTS

The Directors of Legend Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the six months ended 30 September 2003 together with comparative figures for the corresponding period of last year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	**3 months ended 30 September 2003 (unaudited)**	**6 months ended 30 September 2003 (unaudited)**	3 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2002 (unaudited)
		HK$'000	**HK$'000**	HK$'000	HK$'000
Turnover	3	**6,247,401**	**11,589,140**	5,573,185	10,369,537
Earnings before interest, taxation, depreciation and amortisation expenses		**294,842**	**602,170**	279,736	580,173
Depreciation expenses		**(49,139)**	**(97,336)**	(34,306)	(66,321)
Amortisation of intangible assets		**(8,441)**	**(15,234)**	(4,063)	(5,901)
Gains on disposal of investments		**6,002**	**6,002**	–	6,401
Interest income		**19,004**	**40,049**	19,348	32,939
Profit from operations	4	**262,268**	**535,651**	260,715	547,291
Finance costs		**–**	**–**	–	–
		262,268	**535,651**	260,715	547,291
Share of losses of jointly controlled entities		**(4,910)**	**(13,539)**	(16,372)	(34,623)
Share of profits of associated companies		**270**	**5,379**	8,020	15,227
Profit before taxation		**257,628**	**527,491**	252,363	527,895
Taxation	5	**(2,079)**	**1,326**	571	(10,348)
Profit after taxation		**255,549**	**528,817**	252,934	517,547
Minority interests		**5,613**	**10,601**	3,335	6,638
Profit attributable to shareholders		**261,162**	**539,418**	256,269	524,185
Dividend	6	**N/A**	**149,367**	N/A	135,034
Earnings per share – basic	7	**3.49 cents**	**7.22 cents**	3.41 cents	6.98 cents
Earnings per share – fully diluted	7	**3.47 cents**	**7.19 cents**	3.41 cents	6.97 cents

CONSOLIDATED BALANCE SHEET

	Note	As at 30 September 2003 (unaudited) HK$'000	As at 31 March 2003 (audited) HK$'000
Non-current assets			
Intangible assets		**154,839**	120,621
Tangible fixed assets		**883,285**	845,976
Construction-in-progress		**263,718**	174,138
Investments in jointly controlled entities		**184,922**	198,549
Investments in associated companies		**101,372**	101,613
Investment securities		**87,420**	73,649
Deferred tax assets		**12,767**	–
		1,688,323	1,514,546
Current assets			
Inventories		**1,283,798**	1,269,051
Trade receivables	8	**1,300,281**	553,516
Bills receivable		**592,415**	383,412
Deposits, prepayments and other receivables		**274,977**	226,748
Cash and bank balances		**2,112,970**	2,808,323
		5,564,441	5,241,050
Current liabilities			
Trade payables	8	**1,784,579**	1,588,632
Bills payable		**432,149**	279,381
Accruals and other payables		**876,335**	630,779
Tax payable		**5,128**	8,212
		3,098,191	2,507,004
Net current assets		**2,466,250**	2,734,046
Total assets less current liabilities		**4,154,573**	4,248,592
Financed by:			
Share capital		**186,708**	186,934
Reserves		**3,922,857**	4,001,587
Shareholders' funds		**4,109,565**	4,188,521
Minority interests		**45,008**	59,741
Deferred tax liabilities		**–**	330
		4,154,573	4,248,592

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	6 months ended 30 September 2003 (unaudited)	6 months ended 30 September 2002 (unaudited)
	HK$'000	HK$'000
Net cash inflow from operating activities	**110,401**	715,495
Net cash outflow from investing activities	**(174,014)**	(101,778)
Net cash outflow from financing activities	**(631,736)**	(274,119)
(Decrease)/increase in cash and cash equivalents	**(695,349)**	339,598
Effect of foreign exchange rate changes	**(4)**	(17)
Cash and cash equivalents at the beginning of the period	**2,808,323**	2,441,169
Cash and cash equivalents at the end of the period	**2,112,970**	2,780,750

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited)	Share premium (unaudited)	Surplus arising on consolidation (unaudited)	Exchange reserve (unaudited)	Investment revaluation reserve (unaudited)	Share redemption reserve (unaudited)	Accumulated losses (unaudited)	Total (unaudited)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
As at 1 April 2003	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
Surplus in fair market value of investment securities	-	-	-	-	13,707	-	-	13,707
Exchange differences	-	-	-	(4)	-	-	-	(4)
Net gains and losses not recognised in the profit and loss account	-	-	-	(4)	13,707	-	-	13,703
Profit for the period	-	-	-	-	-	-	539,418	539,418
Reserve realised upon disposal of investment securities	-	-	-	-	(341)	-	-	(341)
Exercise of share options	8	758	-	-	-	-	-	766
Repurchase of shares	(234)	-	-	-	-	234	(20,124)	(20,124)
Dividend paid	-	-	-	-	-	-	(612,378)	(612,378)
As at 30 September 2003	**186,708**	**4,734,813**	**27,871**	**4,307**	**(1,130)**	**2,823**	**(845,827)**	**4,109,565**
As at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	-	-	-	-	(14,893)	-	-	(14,893)
Exchange differences	-	-	-	(17)	-	-	-	(17)
Net losses not recognised in the profit and loss account	-	-	-	(17)	(14,893)	-	-	(14,910)
Profit for the period	-	-	-	-	-	-	524,185	524,185
Reserve realised upon disposal of investment securities	-	-	-	-	(6,400)	-	-	(6,400)
Exercise of share option	16	1,871	-	-	-	-	-	1,887
Repurchase of shares	(50)	-	-	-	-	50	(5,765)	(5,765)
Dividend paid	-	-	-	-	-	-	(270,241)	(270,241)
As at 30 September 2002	187,667	4,734,055	27,893	4,138	(7,778)	1,856	(1,037,041)	3,910,790

Notes:

1. **Basis of preparation**
The Directors are responsible for the preparation of the Group's unaudited interim financials. These unaudited interim financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2003.

2. **Principal accounting policies**
The principal accounting policies and methods of calculations used in the preparation of these unaudited interim financials are consistent with those used in the annual accounts for the year ended 31 March 2003 except that the Group has changed an accounting policy following its adoption of SSAP 12 "Income Taxes" issued by the HKSA which is effective for accounting periods commencing on or after 1 January 2003.

3. **Turnover, revenue and segment information**

3A. Primary reporting format – geographical segments

(i) For the six months ended 30 September 2003:

	People's Republic of China ("PRC") (unaudited)	Others (unaudited)	Total (unaudited)
	HK$'000	HK$'000	HK$'000
Profit and loss account			
Turnover	11,447,310	141,830	11,589,140
Segment operating results	524,009	(19,175)	504,834
Gains on disposal of investments	6,002	–	6,002
Amortisation of intangible assets	(15,234)	–	(15,234)
Finance income			40,049
Finance costs			–
Contribution to operating profit			535,651
Share of losses of jointly controlled entities	(13,539)	–	(13,539)
Share of profits of associated companies	5,379	–	5,379
Profit before taxation			527,491
Taxation			1,326
Profit after taxation			528,817
Minority interests			10,601
Profit attributable to shareholders			539,418

3. **Turnover, revenue and segment information** (continued)

3A. **Primary reporting format – geographical segments** (continued)

(ii) For the six months ended 30 September 2002:

	PRC (unaudited) HK$'000	Others (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account			
Turnover	10,142,858	226,679	10,369,537
Segment operating results	501,801	12,051	513,852
Gains on disposal of investments	6,401	–	6,401
Amortisation of intangible assets	(5,901)	–	(5,901)
Finance income			32,939
Finance costs			–
Contribution to operating profit			547,291
Share of losses of jointly controlled entities	(34,623)	–	(34,623)
Share of profits of associated companies	15,227	–	15,227
Profit before taxation			527,895
Taxation			(10,348)
Profit after taxation			517,547
Minority interests			6,638
Profit attributable to shareholders			524,185

3B. **Secondary reporting format – business segments**

(i) For the six months ended 30 September 2003:

	Turnover (unaudited) HK$'000	**Contribution to operating profit (unaudited)** HK$'000
Corporate IT business	5,855,356	391,140
Consumer IT business	4,138,201	252,882
Handheld device business	908,359	(42,724)
IT service business	266,443	(19,581)
Contract manufacturing business	420,781	(41,079)
Gains on disposal of investments	–	6,002
Amortisation of goodwill	–	(10,989)
	11,589,140	535,651

3B. **Secondary reporting format – business segments** (continued)

(ii) For the six months ended 30 September 2002:

	Turnover (unaudited)	Contribution to operating profit (unaudited)
	HK$'000	HK$'000
Corporate IT business	5,558,834	372,405
Consumer IT business	3,645,060	171,098
Handheld device business	666,986	17,874
IT service business	71,659	(23,363)
Contract manufacturing business	426,998	8,777
Gains on disposal of investments	–	6,401
Amortisation of goodwill	–	(5,901)
	10,369,537	547,291

4. Profit from operations

		3 months ended 30 September 2003 (unaudited)	6 months ended 30 September 2003 (unaudited)	3 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2002 (unaudited)
		HK$'000	HK$'000	HK$'000	HK$'000
(a)	Turnover	6,247,401	11,589,140	5,573,185	10,369,537
	Cost of sales	(5,357,790)	(9,864,801)	(4,758,966)	(8,812,551)
	Gross profit	889,611	1,724,339	814,219	1,556,986
	Other revenue	19,004	40,049	19,348	32,939
	Gains on disposal of investments	6,002	6,002	–	6,401
	Distribution expenses	(446,224)	(832,162)	(438,519)	(721,245)
	Administrative expenses	(88,894)	(181,192)	(82,450)	(174,897)
	Other operating expenses	(108,790)	(206,151)	(47,820)	(146,992)
	Amortisation of intangible assets	(8,441)	(15,234)	(4,063)	(5,901)
	Total operating expenses (see (b))	(652,349)	(1,234,739)	(572,852)	(1,049,035)
	Profit from operations	262,268	535,651	260,715	547,291
(b)	Analysis of operating expenses by nature:				
	Selling expenses	(147,902)	(291,952)	(110,576)	(194,346)
	Promotional and advertising expenses	(105,109)	(189,345)	(154,586)	(271,576)
	Staff costs	(234,473)	(458,496)	(179,471)	(345,402)
	Other expenses	(156,424)	(279,712)	(124,156)	(231,810)
	Amortisation of intangible assets	(8,441)	(15,234)	(4,063)	(5,901)
	Total operating expenses	(652,349)	(1,234,739)	(572,852)	(1,049,035)

5. Taxation

(a) No provision for Hong Kong profits tax has been made for the six months ended 30 September 2002 and 2003 as the Group has no estimated profit assessable to Hong Kong profits tax.

(b) In accordance with Hong Kong's SSAP 12 "Income Taxes" which came into effect on 1 January 2003, a revision was conducted on the Group's deferred tax. The Group recognised deferred tax assets of approximately HK$13 million, which was mainly due to the differences between the carrying amounts and tax bases of the accrual of sales rebate, provision for slow-moving inventory and fixed asset depreciation.

(c) Taxation outside Hong Kong represents tax charges on the estimated assessable profits of subsidiaries operating outside Hong Kong including the Chinese Mainland calculated at rates applicable in the respective jurisdictions.

(d) The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 30 September 2003 (unaudited)	**6 months ended 30 September 2003 (unaudited)**	3 months ended 30 September 2002 (unaudited)	6 months ended 30 September 2002 (unaudited)
	HK$'000	**HK$'000**	HK$'000	HK$'000
Taxation outside Hong Kong	**5,470**	**11,554**	(1,229)	9,048
Deferred taxation	**(3,377)**	**(13,097)**	–	–
	2,093	**(1,543)**	(1,229)	9,048
Share of taxation attributable to:				
jointly controlled entities	**–**	**84**	–	–
associated companies	**(14)**	**133**	658	1,300
	2,079	**(1,326)**	(571)	10,348

6. Dividend

	6 months ended 30 September 2003 (unaudited)	6 months ended 30 September 2002 (unaudited)
	HK$'000	HK$'000
Interim dividend, declared after period end, of 2.0 HK cents (2002 : 1.8 HK cents) per share	**149,367**	135,034

7. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	6 months ended 30 September 2003 (unaudited)	6 months ended 30 September 2002 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$'000)	**539,418**	524,185
Weighted average number of shares for the purposes of basic earnings per share	**7,469,327,977**	7,507,560,195
Effect of potential dilutive shares	**30,914,415**	6,474,236
Weighted average number of shares for the purposes of diluted earnings per share	**7,500,242,392**	7,514,034,431

8. Ageing analysis

Ageing analysis of trade receivables as at 30 September 2003 is as follows:

	As at 30 September 2003 (unaudited)	As at 30 June 2003 (unaudited)	As at 31 March 2003 (audited)
	HK$'000	HK$'000	HK$'000
0–30 days	**1,102,507**	886,547	490,851
31–60 days	**110,420**	53,630	27,213
61–90 days	**32,964**	19,970	10,680
Over 90 days	**54,390**	33,950	24,772
	1,300,281	994,097	553,516

Customers are generally granted credit terms of 30 days. Credit terms for customers of systems integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 30 September 2003 is as follows:

	As at 30 September 2003 (unaudited)	As at 30 June 2003 (unaudited)	As at 31 March 2003 (audited)
	HK$'000	HK$'000	HK$'000
0–30 days	**1,479,988**	1,690,267	1,339,852
31–60 days	**180,463**	157,111	149,535
61–90 days	**56,016**	24,794	20,870
Over 90 days	**68,112**	78,732	78,375
	1,784,579	1,950,904	1,588,632

9. **Condensed balance sheet of the Company**

	As at 30 September 2003 (unaudited)	As at 31 March 2003 (audited)
	HK$'000	HK$'000
Tangible fixed assets	**34,211**	41,000
Investments	**2,382,003**	2,365,765
Current assets	**3,589,790**	4,092,032
Current liabilities	**248,220**	102,858
Net current assets	**3,341,570**	3,989,174
Total assets less current liabilities	**5,757,784**	6,395,939
Share capital	**186,708**	186,934
Reserves	**5,571,076**	6,208,701
Deferred tax liabilities	**–**	304
	5,757,784	6,395,939

INTERIM DIVIDEND

The Directors have declared an interim dividend of 2.0 HK cents per share for the year ending 31 March 2004, absorbing an aggregate amount of approximately HK$149 million, to shareholders whose names appear on the Register of Members of the Company on 27 November 2003. The interim dividend will be paid on 4 December 2003.

An interim dividend of 1.8 HK cents per share, totalling approximately HK$135 million, was paid in the corresponding period of last year.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 21 November 2003 to 27 November 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company's share registrar, Abacus Share Registrars Limited of G/F., BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 20 November 2003.

FINANCIAL REVIEW

Results

For the six months ended 30 September 2003, the Group achieved a turnover of approximately HK$11,589 million, representing an increase of 11.76% as compared to the turnover of HK$10,370 million recorded in the same period last year. Profit attributable to shareholders rose to approximately HK$539 million for the period, representing an increase of 2.91% when compared to the HK$524 million achieved in the same period last year.

Significant Investment and Capital Expenditure Expenses

During the period, capital expenditure expenses of HK$220 million were incurred. Of this amount, HK$51 million was used for investment in a subsidiary which develops and manufactures networking hardware products for the corporate IT business. HK$169 million was mainly used for acquisition of fixed assets and injection into construction-in-progress.

Liquidity and Financial Resources

As at 30 September 2003, cash and bank balance amounted to HK$2.11 billion, which consists of 39.5% in Hong Kong Dollars, 19.68% in Renminbi, 40.8% in US Dollars, and 0.02% being held in other currencies for the Group's overseas operations. During the period, the Group maintained strong cash position even with the payment of the final dividend and the special dividend for last year, which amounted to a total of HK$612 million. The Group's current ratio at the end of the period was 1.8 while available credit facilities amounted to HK$3 billion.

The Group consistently adopts a hedging policy for business transactions in an effort to minimise the risk of exchange rate fluctuation. As of 30 September 2003, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$21 million.

The Group did not have any bank loans and there were no assets held under finance leases at the period end.

Commitments and Contingent Liabilities

The Group had no material commitments or contingent liabilities as at 30 September 2003.

FINANCIAL REVIEW (continued)

Employees

For the six months ended 30 September 2003, total number of Group employees had increased to 13,072, mainly due to increased demand in staff for the enhanced construction of the distribution network, growing after-sales services and acquisition of new businesses. Of this number, 12,944 are employed in Chinese Mainland, while 128 are employed in Hong Kong and overseas. The Group's remuneration policies, discretionary bonus programme and share option scheme for employees are carried out in accordance with the performance of the Group and of individual employees. The Group also provides training, job rotation, insurance and medical benefits to staff. These policies are reviewed regularly to ensure they remain competitive and appropriate to the industry.

BUSINESS REVIEW AND PROSPECTS

In the first half of the 2003/04 fiscal year, the Chinese economy maintained healthy growth. With this momentum, IT market experienced further recovery and market demand continued to increase on a healthy trend. Although the market growth rate did not meet our earlier expectations because of SARS, the impact for the second quarter was significantly reduced. The long-term driving forces for China IT market remain strong. During the period, the Group's core businesses attained healthy growth in spite of SARS. Lenovo PC unit shipment outperformed the market average with a 15.9% increase, while the consumer IT business demonstrated the most outstanding performance by achieving 13.5% revenue increase and 47.8% profit increase year on year. At the same time, many of the Group's strategically positioned growth businesses experienced rapid growth. These factors enabled the Group's overall healthy growth. However, some of the new businesses and non-core businesses were affected quite severely by some of the unfavorable market elements and fell short of our initial expectations, such as mobile handset and motherboard businesses.

During the period, the Group committed itself to developing new businesses and fighting SARS. At the same time, it persisted in technology innovations. As one of the leading players in China IT market, Legend pursues a differentiation strategy by investing in R&D that will create more value-added products and competitive edge in the future. During the period, home PC unit shipment and profits achieved significant increase and this result is strongly correlated with last year's launch of the dual-mode PC. In addition, the Group launched a new commercial PC model "Kaitian II" in September and its unique features such as security, collaborativity, and manageability are second to none. The Group firmly convinced that this will further strengthen its competitive advantage in corporate IT market. In the last six months, Legend released a series of self-developed mobile handset models, and especially high-end products already represented a large portion of the Group's handset shipment.

BUSINESS REVIEW AND PROSPECTS (continued)

Collaborating Applications created favorable conditions for Legend to both create new market opportunities and develop new businesses. We are very excited that since we rolled out the concept of Collaborating Applications at "Legend World 2002", Collaborating Applications are migrating from laboratory concepts to technology applications and new products. At this moment, technologies for Collaborating Applications are becoming more mature and business opportunities are on the horizon. Notebooks, projectors, and printers with Collaborating Technologies will be launched first. The wireless collaborating features will greatly enhance the product value for terminal devices which in term stimulate huge market demand. In the meantime, equipping mobile handset with Collaborating Applications make MMS, picturing, and other applications much more user friendly and valuable. Collaborating Applications have attracted extensive interests in telecommunications industries and Legend believes that this technology will become the next big wave for value-added services. Besides, Collaborating Applications can also enhance interconnections among terminal devices and integration with Internet resources. For example, Collaborating Applications can easily distribute content downloaded through broadband to multiple display devices in a household, making it more convenient for users to enjoy the broadband content and services. Legend believes that Collaborating Applications will further promote the digital home applications, and lead the migration of IT products towards consumer electronics arenas.

In order to promote the concept of Collaborating Applications, this year the Group launched the most scalable technology roadshow in China, the "Lenovo Tech Show", which has been well perceived by the local governments, corporate clients and media. So far it already went through 20 largest cities and more than 50,000 people attended those events.

Legend will follow the differentiation strategy by investing in new technology development. By doing so, we strongly believe that we can bring long-term sustainable returns to our shareholders. Our shareholders will see an ever competitive Legend.

SHARE OPTION SCHEME

The Company has adopted a new share option scheme (the "New Option Scheme") and terminated the old share option scheme (the "Old Option Scheme") with effect from 26 April 2002. Despite the fact that no further options may be granted under the Old Option Scheme, all other provisions herein will remain in force to govern the exercise of all the options previously granted.

Share options to subscribe for shares in the Company

	Options held at 1.4.2003	Options granted during the period	Options exercised during the period	Options cancelled/ lapsed during the period	Options held at 30.9.2003	Exercise price per share HK$	Grant date	Exercise period
Old Option Scheme								
Directors								
Liu Chuanzhi	2,250,000	–	–	–	2,250,000	2.876	31.08.2001	31.08.2001 to 30.08.2011
Yang Yuanqing	6,000,000	–	–	–	6,000,000	4.072	16.04.2001	16.04.2001 to 15.04.2011
	2,250,000	–	–	–	2,250,000	2.876	31.08.2001	31.08.2001 to 30.08.2011
Ma Xuezheng	2,920,000	–	–	–	2,920,000	4.072	16.04.2001	16.04.2001 to 15.04.2011
	1,600,000	–	–	–	1,600,000	2.876	31.08.2001	31.08.2001 to 30.08.2011
Continuous contract employees	7,712,000	–	–	–	7,712,000	4.038	28.01.2000	28.01.2000 to 27.01.2010
	127,162,000	–	–	–	127,162,000	4.312	15.01.2001	15.01.2001 to 14.01.2011
	26,630,000	–	–	–	26,630,000	4.072	16.04.2001	16.04.2001 to 15.04.2011
	832,000	–	–	–	832,000	2.904	29.08.2001	29.08.2001 to 28.08.2011
	114,980,000	–	20,000	–	114,960,000	2.876	31.08.2001	31.08.2001 to 30.08.2011
New Option Scheme								
Directors								
Liu Chuanzhi	–	3,000,000	–	–	3,000,000	2.245	26.04.2003	26.04.2003 to 25.04.2013
Zeng Maochao	–	1,600,000	–	–	1,600,000	2.245	26.04.2003	26.04.2003 to 25.04.2013
Yang Yuanqing	–	3,000,000	–	–	3,000,000	2.245	26.04.2003	26.04.2003 to 25.04.2013
Ma Xuezheng	–	1,600,000	–	–	1,600,000	2.245	26.04.2003	26.04.2003 to 25.04.2013
Continuous contract employees	35,026,000	–	186,000	–	34,840,000	2.435	10.10.2002	10.10.2002 to 09.10.2012
	–	127,372,000	92,000	–	127,280,000	2.245	26.04.2003	26.04.2003 to 25.04.2013
Other participants	17,780,000	–	20,000	1,098,000	16,662,000	2.435	10.10.2002	10.10.2002 to 09.10.2012

SHARE OPTION SCHEME (continued)

Notes:

1. In respect of the share options granted on 26 April 2003, the closing price of the shares of the Company immediately before the date on which the options were granted was HK$2.050.

2. Weighted average closing price of the shares of the Company immediately before the date on which the options were exercised by continuous contract employees was HK$2.93.

3. Weighted average closing price of the shares of the Company immediately before the date on which the options were exercised by other participants was HK$3.00.

4. No cost is recognised when options are granted. When the options are exercised, equity is increased by the amount of the proceeds received.

DIRECTORS' INTERESTS

As at 30 September 2003, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register maintained under section 352 of the SFO were as follows:

Long position in the shares of the Company

	Interests in the shares/underlying shares	Note	Capacity and number of shares/underlying shares held		
			Personal interests	Family interests	Aggregate interests
Liu Chuanzhi	Shares		16,010,000	976,000	16,986,000
	Share options	1	5,250,000	–	5,250,000
					22,236,000
Zeng Maochao	Shares		8,080,000	600,000	8,680,000
	Share options	1	1,600,000	–	1,600,000
					10,280,000
Yang Yuanqing	Shares		10,200,000	–	10,200,000
	Share options	1	11,250,000	–	11,250,000
					21,450,000
Ma Xuezheng	Shares		20,714,000	2,360,000	23,074,000
	Share options	1	6,120,000	–	6,120,000
					29,194,000

Note:

1. Particulars of interests in the share options of the Company are set out under the section headed "Share Option Scheme".

DIRECTORS' INTERESTS (continued)

Long position in the shares of Digital China Holdings Limited

	Capacity and number of shares held		
	Personal interests	**Family interests**	**Aggregate interests**
Liu Chuanzhi	1,496,000	97,600	1,593,600
Zeng Maochao	808,000	60,000	868,000
Ma Xuezheng	1,046,400	–	1,046,400

Save as disclosed above, as at 30 September 2003, none of the directors, chief executive of the Company or their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were recorded in the register maintained under 352 of the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 30 September 2003, the interests or short positions of every person, other than the directors and chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained under section 336 of the SFO were as follows:

		Capacity and number of shares held			
	Long/short position	**Beneficial owner**	**Corporate interests**	**Aggregate long/short position**	**Percentage (note 4)**
Legend Holdings Limited (note 1)	Long position	2,816,878,724	1,469,311,247 (note 2)	4,286,189,971	57.3%
	Short position	149,242,000	–	149,242,000	1.9%
Employees' Shareholding Society of Legend Holdings Limited (note 3)	Long position	–	4,286,189,971	4,286,189,971	57.3%
	Short position	–	149,242,000	149,242,000	1.9%

Notes:

1. The English company name "Legend Holdings Limited" is a direct transliteration of its Chinese company name.

2. The shares were beneficially held by Right Lane Limited, a direct wholly-owned subsidiary of Legend Holdings Limited.

SUBSTANTIAL SHAREHOLDERS (continued)

3. Employees' Shareholding Society of Legend Holdings Limited is an equity holder of Legend Holdings Limited which in turn wholly owns Right Lane Limited. Therefore, it is taken to be interested, or has short positions, in any shares in which they are interested or have short positions.

4. The calculation of percentage figure is based on the aggregate long/short position as a percentage of the number of shares of the Company in issue as at 30 September 2003. The percentage figure is cut off at 1 decimal place and without round up.

Save as disclosed above, as at 30 September 2003, no other interests or short positions in the shares or underlying shares of the Company were recorded in the register maintained under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2003, the Company purchased its own shares on the Stock Exchange of Hong Kong as follows:

Month/Year	Number of shares repurchased	Highest price per share	Lowest price per share	Aggregate consideration paid (including expenses)
		HK$	HK$	HK$'000
April 2003	9,350,000	2.375	2.025	20,124

The repurchased shares were cancelled and accordingly, the issued share capital was reduced by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited interim financials.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by this interim results, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 5 November 2003

LEGEND GROUP LIMITED | 聯想集團有限公司

中期報告
2003/04



lenovo 联想

中期業績

聯想集團有限公司(「本公司」)董事會在此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零三年九月三十日止六個月的未經審核業績，以及去年同期的比較數字。

綜合損益表

	附註	截至二零零三年九月三十日止三個月(未經審核)港幣千元	截至二零零三年九月三十日止六個月(未經審核)港幣千元	截至二零零二年九月三十日止三個月(未經審核)港幣千元	截至二零零二年九月三十日止六個月(未經審核)港幣千元
營業額	3	**6,247,401**	**11,589,140**	5,573,185	10,369,537
除利息、稅項、折舊及攤銷前經營溢利		**294,842**	**602,170**	279,736	580,173
折舊費用		**(49,139)**	**(97,336)**	(34,306)	(66,321)
無形資產攤銷		**(8,441)**	**(15,234)**	(4,063)	(5,901)
出售投資收益		**6,002**	**6,002**	–	6,401
利息收入		**19,004**	**40,049**	19,348	32,939
經營溢利	4	**262,268**	**535,651**	260,715	547,291
財務費用		**–**	**–**	–	–
		262,268	**535,651**	260,715	547,291
應佔共同控制實體虧損		**(4,910)**	**(13,539)**	(16,372)	(34,623)
應佔聯營公司溢利		**270**	**5,379**	8,020	15,227
除稅前溢利		**257,628**	**527,491**	252,363	527,895
稅項	5	**(2,079)**	**1,326**	571	(10,348)
除稅後溢利		**255,549**	**528,817**	252,934	517,547
少數股東權益		**5,613**	**10,601**	3,335	6,638
股東應佔溢利		**261,162**	**539,418**	256,269	524,185
股息	6	不適用	**149,367**	不適用	135,034
每股盈利－基本	7	**3.49仙**	**7.22仙**	3.41仙	6.98仙
每股盈利－全面攤薄	7	**3.47仙**	**7.19仙**	3.41仙	6.97仙

綜合資產負債表

	附註	於二零零三年九月三十日（未經審核）港幣千元	於二零零三年三月三十一日（經審核）港幣千元
非流動資產			
無形資產		**154,839**	120,621
有形固定資產		**883,285**	845,976
在建工程		**263,718**	174,138
於共同控制實體的投資		**184,922**	198,549
於聯營公司的投資		**101,372**	101,613
證券投資		**87,420**	73,649
遞延稅項資產		**12,767**	–
		1,688,323	1,514,546
流動資產			
存貨		**1,283,798**	1,269,051
應收賬款	8	**1,300,281**	553,516
應收票據		**592,415**	383,412
按金、預付款項及其他應收賬款		**274,977**	226,748
現金及銀行結餘		**2,112,970**	2,808,323
		5,564,441	5,241,050
流動負債			
應付賬款	8	**1,784,579**	1,588,632
應付票據		**432,149**	279,381
應計費用及其他應付賬款		**876,335**	630,779
應付稅項		**5,128**	8,212
		3,098,191	2,507,004
流動資產淨值		**2,466,250**	2,734,046
總資產減流動負債		**4,154,573**	4,248,592
資金來源：			
股本		**186,708**	186,934
儲備		**3,922,857**	4,001,587
股東資金		**4,109,565**	4,188,521
少數股東權益		**45,008**	59,741
遞延稅項負債		**–**	330
		4,154,573	4,248,592

簡明綜合現金流量表

	截至 二零零三年 九月三十日止 六個月 (未經審核)	截至 二零零二年 九月三十日止 六個月 (未經審核)
	港幣千元	港幣千元
經營活動所得現金淨額	**110,401**	715,495
投資活動所耗現金淨額	**(174,014)**	(101,778)
融資活動所耗現金淨額	**(631,736)**	(274,119)
現金及現金等價物(減少)／增加	**(695,349)**	339,598
匯率變動之影響	**(4)**	(17)
期初現金及現金等價物	**2,808,323**	2,441,169
期末現金及現金等價物	**2,112,970**	2,780,750

綜合股東權益變動表

	股本 (未經審核)	股份溢價賬 (未經審核)	綜合賬目時 產生的盈餘 (未經審核)	滙兌儲備 (未經審核)	投資 重估儲備 (未經審核)	股份 回購儲備 (未經審核)	累計虧損 (未經審核)	合計 (未經審核)
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零三年四月一日	186,934	4,734,055	27,871	4,311	(14,496)	2,589	(752,743)	4,188,521
投資證券公平市值盈餘	–	–	–	–	13,707	–	–	13,707
匯兌差額	–	–	–	(4)	–	–	–	(4)
未於損益賬中確認的損益淨額	–	–	–	(4)	13,707	–	–	13,703
期內溢利	–	–	–	–	–	–	539,418	539,418
出售證券投資的變現儲備	–	–	–	–	(341)	–	–	(341)
行使購股權	8	758	–	–	–	–	–	766
購回股份	(234)	–	–	–	–	234	(20,124)	(20,124)
股息派付	–	–	–	–	–	–	(612,378)	(612,378)
於二零零三年九月三十日	**186,708**	**4,734,813**	**27,871**	**4,307**	**(1,130)**	**2,823**	**(845,827)**	**4,109,565**
於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
投資證券公平市值虧損	–	–	–	–	(14,893)	–	–	(14,893)
匯兌差額	–	–	–	(17)	–	–	–	(17)
未於損益賬中確認的虧損淨額	–	–	–	(17)	(14,893)	–	–	(14,910)
期內溢利	–	–	–	–	–	–	524,185	524,185
出售證券投資的變現儲備	–	–	–	–	(6,400)	–	–	(6,400)
行使購股權	16	1,871	–	–	–	–	–	1,887
購回股份	(50)	–	–	–	–	50	(5,765)	(5,765)
股息派付	–	–	–	–	–	–	(270,241)	(270,241)
於二零零二年九月三十日	187,667	4,734,055	27,893	4,138	(7,778)	1,856	(1,037,041)	3,910,790

附註：

1. 編製基礎

本集團未經審核中期業績由董事負責編製。本未經審核中期業績按照香港會計師公會頒佈之會計實務準則第25號「中期財務報告」要求編製。本簡明賬目須與截至二零零三年三月三十一日止年度經審核賬目一起閱覽。

2. 主要會計政策

本集團在編製未經審核中期業績時，採用與截至二零零三年三月三十一日止年度賬目一致的主要會計政策及計算方法，因採納由香港會計師公會所頒佈在二零零三年一月一日或以後會計期間有效的會計實務準則第12號「所得稅」而需更改的除外。

3. 營業額、收益及分類資料

3A. 基本報告格式－地域分類

(i) 截至二零零三年九月三十日止六個月：

	中華人民共和國（「中國」）（未經審核）	其他（未經審核）	合計（未經審核）
	港幣千元	港幣千元	港幣千元
損益表			
營業額	11,447,310	141,830	11,589,140
分類經營業績	524,009	(19,175)	504,834
出售投資收益	6,002	–	6,002
無形資產攤銷	(15,234)	–	(15,234)
財務收入			40,049
財務費用			–
盈利貢獻			535,651
應佔共同控制實體虧損	(13,539)	–	(13,539)
應佔聯營公司溢利	5,379	–	5,379
除稅前溢利			527,491
稅項			1,326
除稅後溢利			528,817
少數股東權益			10,601
股東應佔溢利			539,418

3. 營業額、收益及分類資料(續)

3A. 基本報告格式－地域分類(續)

(ii) 截至二零零二年九月三十日止六個月：

	中國 (未經審核) 港幣千元	其他 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表			
營業額	10,142,858	226,679	10,369,537
分類經營業績	501,801	12,051	513,852
出售投資收益	6,401	－	6,401
無形資產攤銷	(5,901)	－	(5,901)
財務收入			32,939
財務費用			－
盈利貢獻			547,291
應佔共同控制實體虧損	(34,623)	－	(34,623)
應佔聯營公司溢利	15,227	－	15,227
除税前溢利			527,895
税項			(10,348)
除税後溢利			517,547
少數股東權益			6,638
股東應佔溢利			524,185

3B. 輔助報告格式－業務分類

(i) 截至二零零三年九月三十日止六個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	5,855,356	391,140
消費IT業務	4,138,201	252,882
手持設備業務	908,359	(42,724)
IT服務業務	266,443	(19,581)
合同製造業務	420,781	(41,079)
出售投資收益	－	6,002
商譽攤銷	－	(10,989)
	11,589,140	535,651

3B. 輔助報告格式－業務分類(續)

(ii) 截至二零零二年九月三十日止六個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	5,558,834	372,405
消費IT業務	3,645,060	171,098
手持設備業務	666,986	17,874
IT服務業務	71,659	(23,363)
合同製造業務	426,998	8,777
出售投資收益	－	6,401
商譽攤銷	－	(5,901)
	10,369,537	547,291

4. 經營溢利

	截至二零零三年九月三十日止三個月(未經審核) 港幣千元	截至二零零三年九月三十日止六個月(未經審核) 港幣千元	截至二零零二年九月三十日止三個月(未經審核) 港幣千元	截至二零零二年九月三十日止六個月(未經審核) 港幣千元
(a) 營業額	**6,247,401**	**11,589,140**	5,573,185	10,369,537
銷售成本	**(5,357,790)**	**(9,864,801)**	(4,758,966)	(8,812,551)
毛利	**889,611**	**1,724,339**	814,219	1,556,986
其他收入	**19,004**	**40,049**	19,348	32,939
出售投資收益	**6,002**	**6,002**	－	6,401
分銷費用	**(446,224)**	**(832,162)**	(438,519)	(721,245)
行政費用	**(88,894)**	**(181,192)**	(82,450)	(174,897)
其他經營費用	**(108,790)**	**(206,151)**	(47,820)	(146,992)
無形資產攤銷	**(8,441)**	**(15,234)**	(4,063)	(5,901)
經營費用總額(見(b))	**(652,349)**	**(1,234,739)**	(572,852)	(1,049,035)
經營溢利	**262,268**	**535,651**	260,715	547,291
(b) 根據費用性質的經營費用分析：				
銷售費用	**(147,902)**	**(291,952)**	(110,576)	(194,346)
推廣及廣告費用	**(105,109)**	**(189,345)**	(154,586)	(271,576)
員工成本	**(234,473)**	**(458,496)**	(179,471)	(345,402)
其他費用	**(156,424)**	**(279,712)**	(124,156)	(231,810)
無形資產攤銷	**(8,441)**	**(15,234)**	(4,063)	(5,901)
經營費用總額	**(652,349)**	**(1,234,739)**	(572,852)	(1,049,035)

5. 稅項

(a) 由於本集團沒有需繳納香港利得稅的估計應課稅溢利，所以沒有就截至二零零二年及二零零三年九月三十日止六個月計提香港利得稅準備。

(b) 根據於二零零三年一月一日生效的香港會計實務準則第12號「所得稅」，本集團已對遞延稅項進行了回顧。本集團確認了遞延稅項資產約港幣0.13億元，主要由於預提折扣、預提存貨削價及固定資產折舊的賬面值與稅基之間的差額所致。

(c) 位於香港以外地區（包括中國大陸）經營的附屬公司的估計應課稅溢利，按有關司法權區的適用稅率計算稅項。

(d) 於綜合損益賬內扣除的稅項包括：

	截至二零零三年九月三十日止三個月（未經審核）	截至二零零三年九月三十日止六個月（未經審核）	截至二零零二年九月三十日止三個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）
	港幣千元	**港幣千元**	港幣千元	港幣千元
香港以外地區的稅項	**5,470**	**11,554**	(1,229)	9,048
遞延稅項	**(3,377)**	**(13,097)**	–	–
	2,093	**(1,543)**	(1,229)	9,048
應佔稅項：				
共同控制實體	**–**	**84**	–	–
聯營公司	**(14)**	**133**	658	1,300
	2,079	**(1,326)**	(571)	10,348

6. 股息

	截至二零零三年九月三十日止六個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）
	港幣千元	港幣千元
中期股息，於期末後宣派，每股2.0港仙（二零零二年：1.8港仙）	**149,367**	135,034

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零三年九月三十日止六個月（未經審核）	截至二零零二年九月三十日止六個月（未經審核）
用以計算每股基本及攤薄盈利的溢利（港幣千元）	**539,418**	524,185
用以計算每股基本盈利的加權平均股數	**7,469,327,977**	7,507,560,195
股份潛在攤薄影響	**30,914,415**	6,474,236
用以計算每股攤薄盈利的加權平均股數	**7,500,242,392**	7,514,034,431

8. 賬齡分析

於二零零三年九月三十日，應收賬款的賬齡分析如下：

	於二零零三年九月三十日（未經審核）	於二零零三年六月三十日（未經審核）	於二零零三年三月三十一日（經審核）
	港幣千元	港幣千元	港幣千元
零至三十日	**1,102,507**	886,547	490,851
三十一至六十日	**110,420**	53,630	27,213
六十一至九十日	**32,964**	19,970	10,680
九十日以上	**54,390**	33,950	24,772
	1,300,281	994,097	553,516

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零三年九月三十日，應付賬款的賬齡分析如下：

	於二零零三年九月三十日（未經審核）	於二零零三年六月三十日（未經審核）	於二零零三年三月三十一日（經審核）
	港幣千元	港幣千元	港幣千元
零至三十日	**1,479,988**	1,690,267	1,339,852
三十一至六十日	**180,463**	157,111	149,535
六十一至九十日	**56,016**	24,794	20,870
九十日以上	**68,112**	78,732	78,375
	1,784,579	1,950,904	1,588,632

9. 本公司簡明資產負債表

	於二零零三年九月三十日（未經審核）港幣千元	於二零零三年三月三十一日（經審核）港幣千元
有形固定資產	**34,211**	41,000
投資	**2,382,003**	2,365,765
流動資產	**3,589,790**	4,092,032
流動負債	**248,220**	102,858
流動資產淨值	**3,341,570**	3,989,174
總資產減流動負債	**5,757,784**	6,395,939
股本	**186,708**	186,934
儲備	**5,571,076**	6,208,701
遞延稅項負債	**–**	304
	5,757,784	6,395,939

中期股息

董事會宣佈派發截至二零零四年三月三十一日止年度的中期股息每股2.0港仙，合共約港幣1.49億元，將分派予二零零三年十一月二十七日登記於本公司股東名冊的股東。該項中期股息將於二零零三年十二月四日派付。

去年同期派付中期股息每股1.8港仙，合共約港幣1.35億元。

暫停辦理股份過戶登記

本公司將於二零零三年十一月二十一日至二零零三年十一月二十七日（首尾兩天包括在內）暫停辦理股份過戶登記手續。如欲享有中期股息，股東須於二零零三年十一月二十日下午四時正前辦理股份過戶登記手續，將有關股票以及填妥的過戶表格送交本公司股份過戶登記處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

財務回顧

業績

截至二零零三年九月三十日止的六個月內，集團錄得的營業額約為港幣115.89億元，較去年同期的營業額港幣103.70億元，上升了11.76%。期內，股東應佔溢利約為港幣5.39億元，較去年同期的溢利港幣5.24億元，上升了2.91%。

重要投資及資本性支出

期內，資本性支出為港幣2.20億元。其中港幣0.51億元用於投資附屬公司，主要為企業IT業務發展及生產網絡硬件產品，另外港幣1.69億元主要用於添置固定資產及投入在建工程中。

流動資金及財務資源

於二零零三年九月三十日，現金及銀行結餘達港幣21.13億元，其中39.5%為港幣，19.68%為人民幣，40.8%為美元，0.02%為用於海外業務所需的其他貨幣。期內，集團派發了上年度末期股息及特別股息共計港幣6.12億元後，仍然保有充裕的資金。期末的流動比率為1.8，綜合的可動用信用額度為港幣30億元。

本集團繼續採用對沖政策，以降低匯率變化對一般商貿活動造成的影響。於二零零三年九月三十日，集團未完成的遠期外匯合約及幣種變換總金額為港幣0.21億元。

期內，集團沒有任何銀行貸款或以財務租約持有的資產。

承擔及或然負債

於二零零三年九月三十日，本集團沒有重大的資本承擔及或然負債。

財務回顧(續)

員工

於二零零三年九月三十日止的六個月內，由於加強銷售網絡建設、售後服務及收購新業務而增添人手，集團的員工總人數在期末時增至13,072名。其中12,944名受僱於中國大陸，128名受僱於香港及海外。集團根據業績及員工的表現實施薪酬政策、獎金及購股權計劃，同時也為員工提供培訓、崗位輪換、保險及醫療等福利，並會不時回顧和完善這些政策以確保競爭力及配合公司需要。

業務回顧及展望

二零零三／零四財年上半年，中國經濟持續增長，在此帶動下，IT市場也進一步回暖，市場需求健康成長。儘管受非典型性肺炎影響，市場增長率未如年初的預計，但第二季度的影響相較上一季度已明顯減緩，長遠而言中國IT市場增長動力充足。期內，聯想核心業務經歷了非典的考驗依然保持增長勢頭，聯想電腦銷量上升15.9%，高於市場平均，尤以消費IT業務更為突出，營業額增長13.5%，利潤增長更高達47.8%。與此同時，集團在年初預定的數個戰略性成長業務也達到了高速增長，這些因素促成了集團整體業績保持相對健康的成長。然而，集團的部份新業務和非核心業務，如手機和主機板業務受市場不利因素影響較大，表現未如理想。

期內，集團在致力拓展新業務和抗擊非典的同時，更積極開發創新技術。聯想作為中國信息產業的一個領導型廠商，堅持走以技術創新帶動差異化競爭的道路，並深信集團在技術研發方面的持續投入將會為集團創造更多的價值產品和競爭優勢。期內，家用電腦的銷量和利潤均大幅上升，與去年「雙模式」電腦等亮點產品的推出是分不開的。另外，集團在九月份推出了商用台式電腦新品—「開天II代」，其獨特的安全性、關聯性和可管理性設計是其他廠商產品不具有的，集團深信這將進一步加強聯想在商用電腦領域的產品競爭優勢。在過去半年，聯想推出了一系列自主研發的手機產品，尤其是高端產品，已佔集團手機銷量的較大比重。

業務回顧及展望(續)

「關聯應用」為聯想創造新的商機和拓展新的業務領域創造了有利條件。令人鼓舞的是繼去年年底在「聯想技術創新大會」上推出關聯應用技術後，關聯應用已從實驗室的概念階段進入了應用技術和產品化階段。目前，關聯終端技術已逐步成熟，商機也日漸清晰。關聯筆記本、關聯投影儀、關聯打印機等產品將最先面世，這些設備的無線互聯將大大提高現有信息終端設備的應用價值，創造巨大的市場需求。同時，關聯手機等產品的出現，令彩信、手機拍照等應用更方便、更有價值，這已經引起電信運營商的高度關注及興趣，聯想相信這會成為電信增值服務的下一個熱點。此外，關聯應用還可以從信息終端之間的互聯，拓展至與網絡資源的整合，例如：關聯應用技術可以使寬頻提供的內容方便地分發到家庭中的任何顯示設備上，從而使用戶更方便地享受寬頻內容及服務，聯想相信這將深刻地影響家庭數字化的進程，並將引領IT產品向消費電子產品的遷徙及轉移。

為了更有效地推廣關聯應用，今年以來聯想在國內舉辦了大規模的科技巡展，目前已在20多個大城市舉行，參加人數超過5萬人，所到之處，關聯應用技術都受到當地政府、行業客戶、媒體等高度關注，這也更堅定了聯想對這個技術方向的信心。

聯想將持續堅定地大力投入發展技術，走以技術創新帶動差異化競爭的道路，我們深信這將為投資者帶來長期穩定的回報，投資者將會看到一個更具有自己獨特競爭力的聯想。

購股權計劃

本公司自二零零二年四月二十六日起採納新購股權計劃(「新購股權計劃」)及終止舊購股權計劃(「舊購股權計劃」)。除不可根據舊購股權計劃進一步授出購股權外，舊購股權計劃的所有其他條文將繼續有效，以監管以前授出的全部購股權的行使。

認購本公司股份的購股權

	於二零零三年四月一日持有的購股權	於期內授出的購股權	於期內行使的購股權	於期內註銷/失效的購股權	於二零零三年九月三十日持有的購股權	每股行使價港幣	授出日期	行使期間
舊購股權計劃								
董事								
柳傳志	2,250,000	–	–	–	2,250,000	2.876	31.08.2001	31.08.2001至30.08.2011
楊元慶	6,000,000	–	–	–	6,000,000	4.072	16.04.2001	16.04.2001至15.04.2011
	2,250,000	–	–	–	2,250,000	2.876	31.08.2001	31.08.2001至30.08.2011
馬雪征	2,920,000	–	–	–	2,920,000	4.072	16.04.2001	16.04.2001至15.04.2011
	1,600,000	–	–	–	1,600,000	2.876	31.08.2001	31.08.2001至30.08.2011
持續合約僱員	7,712,000	–	–	–	7,712,000	4.038	28.01.2000	28.01.2000至27.01.2010
	127,162,000	–	–	–	127,162,000	4.312	15.01.2001	15.01.2001至14.01.2011
	26,630,000	–	–	–	26,630,000	4.072	16.04.2001	16.04.2001至15.04.2011
	832,000	–	–	–	832,000	2.904	29.08.2001	29.08.2001至28.08.2011
	114,980,000	–	20,000	–	114,960,000	2.876	31.08.2001	31.08.2001至30.08.2011
新購股權計劃								
董事								
柳傳志	–	3,000,000	–	–	3,000,000	2.245	26.04.2003	26.04.2003至25.04.2013
曾茂朝	–	1,600,000	–	–	1,600,000	2.245	26.04.2003	26.04.2003至25.04.2013
楊元慶	–	3,000,000	–	–	3,000,000	2.245	26.04.2003	26.04.2003至25.04.2013
馬雪征	–	1,600,000	–	–	1,600,000	2.245	26.04.2003	26.04.2003至25.04.2013
持續合約僱員	35,026,000	–	186,000	–	34,840,000	2.435	10.10.2002	10.10.2002至09.10.2012
	–	127,372,000	92,000	–	127,280,000	2.245	26.04.2003	26.04.2003至25.04.2013
其他參與者	17,780,000	–	20,000	1,098,000	16,662,000	2.435	10.10.2002	10.10.2002至09.10.2012

購股權計劃(續)

附註:

1. 有關在二零零三年四月二十六日授出的購股權,本公司股份在緊接購股權授出日期前的收市價為港幣2.050元。

2. 持續合約僱員在緊接行使購股權日期前的加權平均收市價為港幣2.93元。

3. 其他參與者在緊接行使購股權日期前的加權平均收市價為港幣3.00元。

4. 授出購股權時並無確認為成本。當購股權被行使時,所收款項將增至權益內。

董事權益

於二零零三年九月三十日,根據《證券及期貨條例》第352條須予備存的登記冊所記錄,本公司董事及最高行政人員於本公司或其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債權證中擁有的權益及淡倉如下:

於本公司股份中的好倉

	於股份/相關股份的權益	附註	權益身份及持有股份/相關股份數目		
			個人權益	家族權益	總權益
柳傳志	股份		16,010,000	976,000	16,986,000
	購股權	1	5,250,000	—	5,250,000
					22,236,000
曾茂朝	股份		8,080,000	600,000	8,680,000
	購股權	1	1,600,000	—	1,600,000
					10,280,000
楊元慶	股份		10,200,000	—	10,200,000
	購股權	1	11,250,000	—	11,250,000
					21,450,000
馬雪征	股份		20,714,000	2,360,000	23,074,000
	購股權	1	6,120,000	—	6,120,000
					29,194,000

附註:

1. 於本公司購股權的權益詳情載列於「購股權計劃」一節。

董事權益(續)

於神州數碼控股有限公司股份中的好倉

	權益身份及持有股份數目		
	個人權益	家族權益	總權益
柳傳志	1,496,000	97,600	1,593,600
曾茂朝	808,000	60,000	868,000
馬雪征	1,046,400	—	1,046,400

除上文所披露外，於二零零三年九月三十日，根據《證券及期貨條例》第352條須予備存的登記冊所記錄，概無任何董事、最高行政人員或彼等各自的聯繫人士於本公司或其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份或債權證中擁有任何權益或淡倉。

主要股東

於二零零三年九月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，除本公司董事及最高行政人員外，下列人士於本公司股份及相關股份中擁有權益或淡倉如下：

		權益身份及持有股份數目			
	好／淡倉	實益擁有人	公司權益	好／淡倉總數	百份比(附註4)
聯想控股有限公司(附註1)	好倉	2,816,878,724	1,469,311,247(附註2)	4,286,189,971	57.3%
	淡倉	149,242,000	—	149,242,000	1.9%
聯想控股有限公司職工持股會(附註3)	好倉	—	4,286,189,971	4,286,189,971	57.3%
	淡倉	—	149,242,000	149,242,000	1.9%

附註：

1. 英文公司名稱「Legend Holdings Limited」乃其中文公司名稱的直譯。

2. 股份由聯想控股有限公司直接擁有的一家全資附屬公司南明有限公司實益擁有。

主要股東(續)

3. 聯想控股有限公司職工持股會乃聯想控股有限公司的股權持有人，而聯想控股有限公司全資擁有南明有限公司。因此，聯想控股有限公司職工持股會被視為擁有聯想控股有限公司及南明有限公司所擁有的任何股份權益或淡倉。

4. 百份比數目之計算乃基於好／淡倉總數與本公司於二零零三年九月三十日之已發行股份數目之百份比，並截小數點後一個位。

除上文所披露外，於二零零三年九月三十日，根據《證券及期貨條例》第336條須予備存的登記冊所記錄，概無其他人士於本公司股份或相關股份中擁有權益或淡倉。

購買、出售或贖回本公司之上市證券

截至二零零三年九月三十日止六個月內，本公司於香港聯合交易所購回本公司股份如下：

年份／月份	購回之股數	每股最高價	每股最低價	支付總額(包括費用)
		港元	港元	港幣千元
二零零三年四月	9,350,000	2.375	2.025	20,124

回購的股份已被註銷。因此，已發行股本已按所註銷之股份面值減少。回購時支付的溢價於本公司的保留溢利中扣除。

除上文所披露外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司的任何上市證券。

審核委員會之審閱

本公司審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核中期業績。

最佳應用守則

除了非執行董事須按照本公司章程細則輪值告退而不是以指定任期委任外，據本公司的董事所知，並無任何資料可合理地顯示本公司在中期業績所述期間曾經未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載的最佳應用守則的規定。

承董事會命
柳傳志
主席

香港，二零零三年十一月五日

lenovo 联想

Legend Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTIONS

SUMMARY

On 27th October 2003, Legend (Beijing), a member of the Group, and Shenzhen Zhiqin, a member of the Parent Group, entered into the Services Agreement pursuant to which Shenzhen Zhiqin will provide the Logistics Services to Legend (Beijing) for a term of two years. The annual total fees payable by Legend (Beijing) for the provision of the Logistics Services under the Services Agreement will be approximately HK$2.5 million. It is contemplated that the total fees payable by Legend (Beijing) under the Services Agreement shall exceed the higher of HK$1,000,000 or 0.03% of the NAV but shall not exceed the higher of HK$10,000,000 or 3% of the NAV.

Apart from the Services Agreement, the Group contemplates that members of the Group will in the normal course of business enter into different and separate arrangements and agreements in relation to the engagement of the Logistics Services in the future on terms and conditions to be reached on an arm's length basis and on terms no less favourable than those available to or from independent third parties.

As at the date of this announcement, Legend Holdings directly and indirectly owns approximately 57.06% of the entire issued share capital in the Company and Legend Holdings is a substantial shareholder of the Company. Under the Listing Rules, Legend Holdings and its associates are connected persons of the Company so long as Legend Holdings remains a substantial shareholder of the Company. Hence the transactions contemplated under the Services Agreement and the provision of the Logistics Services constitute connected transactions of the Company under the Listing Rules.

It is anticipated that the aggregate annual consideration payable by the Group for the provision of the Logistics Services under (i) the Services Agreement; and (ii) separate arrangements or agreements in the future exceeds the higher of HK$1,000,000 or 0.03% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts in the relevant financial year of the Company but does not exceed the higher of HK$10,000,000 or 3% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts in the relevant financial year of the Company. Since the transactions contemplated under the provision of the Logistics Services (including those contemplated under the Services Agreement) are recurring in nature, such transactions constitute ongoing connected transactions of the Company in respect of which the Company is subject to disclosure requirements under Rule 14.25(1) of the Listing Rules from time to time. The Company has submitted the Waiver Application to the Stock Exchange to apply for waiver from strict compliance with the disclosure requirements under the Listing Rules in respect of such ongoing connected transactions.

1. **SERVICES AGREEMENT**

Date: 27th October 2003

Parties: Legend (Beijing), a member of the Group
Shenzhen Zhiqin, a member of the Parent Group

Term: two years from the date of the Services Agreement

Pursuant to the Services Agreement, Shenzhen Zhiqin will provide the Logistics Services to Legend (Beijing). The annual total fees payable by Legend (Beijing) for the provision of the Logistics Services under the Services Agreement will be approximately HK$2.5 million. It is contemplated that the total fees payable by Legend (Beijing) under the Services Agreement shall exceed the higher of HK$1,000,000 or 0.03% of the NAV but shall not exceed the higher of HK$10,000,000 or 3% of the NAV.

The Directors (including the independent non-executive Directors) confirmed that the terms of the Services Agreement are on normal commercial terms, in the ordinary and usual course of business of the Group, fair and reasonable so far as the Shareholders as a whole are concerned and were negotiated on an arm's length basis.

2. **PROVISION OF THE LOGISTICS SERVICES**

Apart from the provision of the Logistics Services under the Services Agreement, the Group contemplates that members of the Group will in the normal course of business enter into different and separate arrangements or agreements in relation to the engagement of the Logistics Services provided by members of the Parent Group in the future, on terms and conditions to be reached on an arm's length basis and on terms no less favourable than those available to or from independent third parties. It is anticipated that the aggregate annual consideration payable by the Group for the provision of the Logistics Services under (i) such separate arrangements or agreements in the future and (ii) the Services Agreement in each financial year of the Company shall exceed the higher of HK$1,000,000 or 0.03% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts of the relevant financial year of the Company but does not exceed the higher of HK$10,000,000 or 3% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts of the relevant financial year of the Company.

3. **CONNECTED TRANSACTIONS OF THE COMPANY**

As at the date of this announcement, Legend Holdings directly and indirectly owns approximately 57.06% of the entire issued share capital in the Company and Legend Holdings is a substantial shareholder of the Company. Under the Listing Rules, Legend Holdings and its associates are connected persons of the Company so long as Legend Holdings remains a substantial shareholder of the Company. Hence the transactions contemplated under the Services Agreement and the provision of the Logistics Services constitute connected transactions of the Company under the Listing Rules.

Since it is anticipated that the aggregate annual consideration payable for the provision of the Logistics Services by the Parent Group under (i) the Services Agreement; and (ii) separate arrangements or agreements in the future exceeds the higher of HK$1,000,000 or 0.03% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts in the relevant financial year of the Company but does not exceed the higher of HK$10,000,000 or 3% of the consolidated net tangible assets of the Company as disclosed in its latest published accounts in the relevant financial year of the Company, the Company will be subject to disclosure requirements under Rule 14.25(1) of the Listing Rules in relation to transactions under the provision of the Logistics Services (including those under the Services Agreement) by the Parent Group.

4. **WAIVER APPLICATION**

Since the transactions contemplated under the Logistics Services under (i) the Services Agreement; and (ii) separate arrangements and agreements in the future by the Parent Group, i.e. the Ongoing Connected Transactions, will be in the ordinary and usual course of business of the Group and are recurring in nature, the Directors consider that it would be impracticable and unduly burdensome on the part of the Company if it is required to comply with the disclosure requirements under Rule 14.25(1) of the Listing Rules in relation to the Ongoing Connected Transactions from time to time. As such, the Company has submitted the Waiver Application to apply to the Stock Exchange for waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in respect of the Ongoing Connected Transactions on each occasion they arise on condition that:

(a) in any financial year, the annual aggregate amount payable by the Group in respect of the Ongoing Connected Transactions shall not exceed the higher of HK$10,000,000 or 3% of the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts;

(b) the Ongoing Connected Transactions shall be:

   (i) entered into in the ordinary and usual course of business of the Group;

   (ii) conducted either on normal commercial terms (such expression will be applied by reference to transactions of a similar nature and to be made by similar entities) or on terms no less favourable than the terms available to or from independent third parties or (where there is no available comparison) on terms that are fair and reasonable so far as the Shareholders are concerned; and

   (iii) entered into in accordance with the terms of the respective agreements;

(c) the details of the Ongoing Connected Transactions will be disclosed in the Company's annual report as set out in Rule 14.25(1)(A) to (D) of the Listing Rules for the relevant financial year of the Company together with a statement of the opinion of the independent non-executive Directors and the auditors of the Company referred to in (d) and (e) below;

(d) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the relevant annual report of the Company that the transactions are conducted in the manner as stated in (a) and (b) above; and

(e) the Company's auditors shall review the Ongoing Connected Transactions annually and confirm in a letter to the Directors (a copy of which shall be provided to the Stock Exchange) stating whether:

   (i) the transactions have received the approval of the Board; and

   (ii) the transactions have been conducted in the manner set out in (a) and (b) above;

   where, for whatever reasons, the auditors decline to accept the engagement or are unable to provide the auditors' letter, the Directors shall contact the Stock Exchange as soon as possible.

In the event of any future amendments to the Listing Rules imposing more stringent requirements than as at the date of the waiver application on transactions of the kind to which the Ongoing Connected Transactions belong, the Company will take immediate steps to ensure compliance with such requirements within a reasonable period of time.

5. **REASONS FOR USING THE LOGISTICS SERVICES AND THE ENTERING INTO OF THE SERVICES AGREEMENT**

The Group is principally engaged in the business of provision of the advanced information technology products and services in the PRC while Shenzhen Zhiqin is engaged in, inter alia, provision of the Logistics Services in the PRC. The Directors believe that the engagement of the Logistics Services can enable the Group to leverage on the expertise of the Parent Group in the conduct of its business, increase the effectiveness and improve inventory efficiency of the Group in the conduct of its business.

6. **GENERAL**

The principal activity of the Company is investment holding. The principal activities of the Group are the provision of the advanced information technology products and services in the PRC.

7. **TERMS USED IN THIS ANNOUNCEMENT**

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Company"	Legend Group Limited, a company incorporated in Hong Kong with limited liability and shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company together with its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"Legend (Beijing)"	Legend (Beijing) Limited, which is wholly-owned by the Company
"Legend Holdings"	Legend Holdings Limited, a company incorporated in the PRC and the controlling shareholder of the Company
"Listing Rules"	The Rules Governing Listing of Securities on the Stock Exchange
"Logistics Services"	the provision of the logistics services, including but not limited to warehousing, transportation and logistics services, customs clearance services and other ancillary services by the relevant members of the Parent Group
"NAV"	HK$4,068 million, being the consolidated net tangible assets of the Company as disclosed in its latest published audited accounts for the financial year ended 31 March 2003
"Ongoing Connected Transactions"	the transactions contemplated under the provision of the Logistics Services (including those contemplated under the Services Agreement), which are of a recurring nature
"Parent Group"	Legend Holdings and its associates
"PRC"	The People's Republic of China
"Services Agreement"	the services agreement dated 27th October 2003 entered into between Legend (Beijing) and Shenzhen Zhiqin, details of which are set out under the section headed "Services Agreement" in this announcement
"Shareholders"	shareholders of the Company
"Shenzhen Zhiqin"	深圳市志勤國際貨運代理有限公司 (Shenzhen Zhiqin International Freight Forwarding Co., Ltd.), in which Legend Holdings is interested indirectly in approximately 55.92% of attributable interest as at the date of this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Waiver Application"	application letter dated 27th October 2003 submitted to the Stock Exchange to apply for waiver from strict compliance with the disclosure requirements under Chapter 14 of the Listing Rules in respect of the Ongoing Connected Transactions

By order of the Board
Liu Chuanzhi
Chairman

27th October 2003, Hong Kong

lenovo联想

Legend Group Limited 聯想集團有限公司

（於香港註冊成立之有限公司）

持續關連交易

概要

於二零零三年十月二十七日，本集團之成員公司聯想（北京）與控股集團之成員公司深圳志勤訂立服務協議；據此，深圳志勤將向聯想（北京）提供物流服務，為期兩年。聯想（北京）就服務協議項下所獲提供之物流服務應付之總年費將約為港幣2,500,000元。預期聯想（北京）根據服務協議應付之總年費將超過港幣1,000,000元或有形資產淨值之0.03%兩者中之較高者，惟不超過港幣10,000,000元或有形資產淨值之3%兩者中之較高者。

除服務協議外，本集團預期，本集團之成員公司將於日後按經公平磋商釐定之條款及條件及不遜於獨立第三者獲得或提供之條款於其日常業務過程中就使用物流服務訂立多項不同及獨立之安排及協議。

於本公佈日期，聯想控股直接及間接擁有本公司全部已發行股本約57.06%之權益，而聯想控股為本公司之主要股東。根據上市規則，只要聯想控股仍然為本公司之主要股東，聯想控股及其聯繫人即為本公司之關連人士。故此，根據上市規則，服務協議及提供物流服務項下擬進行之交易構成本公司之關連交易。

預期本集團日後根據(i)服務協議；及(ii)訂立之各項獨立安排或協議提供物流服務應付之每年總代價超過港幣1,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之0.03%兩者中之較高者，但不會超過港幣10,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之3%兩者中之較高值。由於提供物流服務項下擬進行之交易（包括服務協議項下擬進行之交易）乃屬經常性質，故此該等交易構成本公司之持續關連交易，本公司須就此不時遵守上市規則第14.25(1)條之披露規定。本公司已向聯交所申請豁免就該等持續關連交易嚴格遵守上市規則之披露規定。

1. 服務協議

日期　：　二零零三年十月二十七日

訂約方　：　聯想（北京），為本集團之成員公司
深圳志勤，為控股集團之成員公司

年期　：　服務協議日期起計兩年

根據服務協議，深圳志勤將向聯想（北京）提供物流服務。聯想（北京）就服務協議項下所獲提供之物流服務應付之總年費將約為港幣2,500,000元。預期聯想（北京）根據服務協議應付之總年費將超過港幣1,000,000元或有形資產淨值之0.03%兩者中之較高者，惟不得超過港幣10,000,000元或有形資產淨值之3%兩者中之較高者。

各董事（包括獨立非執行董事）確認，服務協議之條款乃於本集團日常及一般業務過程中按正常商業條款訂立，對股東整體而言屬公平合理，並按公平原則磋商後釐定。

2. 提供物流服務

除根據服務協議提供物流服務外，本集團預期，本集團之成員公司將於日後按經公平磋商釐定之條款及條件及不遜於獨立第三者獲得或提供之條款於其日常業務過程中就聘用控股集團之成員公司提供之物流服務訂立不同及獨立之安排或協議。預計本集團於每個財政年度就(i)日後根據該等獨立安排或協議及(ii)根據服務協議獲提供之物流服務應付之全年總代價將超過港幣1,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之0.03%兩者中之較高者，但不會超過港幣10,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之3%兩者中之較高者。

3. 本公司之關連交易

於本公佈日期，聯想控股直接及間接擁有本公司全部已發行股本約57.06%之權益，而聯想控股為本公司之主要股東。根據上市規則，只要聯想控股仍然為本公司之主要股東，聯想控股及其聯繫人乃本公司之關連人士。故此，根據上市規則，服務協議及提供物流服務項下擬進行之交易構成本公司之關連交易。

由於預期就控股集團(i)根據服務協議；及(ii)日後根

(e)　本公司之核數師將每年審閱持續關連交易，並向董事發出函件（函件副本將呈交聯交所）確認：

(i)　該等交易是否得到董事會批准；及

(ii)　該等交易是否按上文(a)及(b)段所述方式進行；

倘核數師以任何理由拒絕接受委任或未能提供核數師函件，董事須盡快與聯交所聯絡。

倘上市規則日後有任何修訂，導致持續關連交易所屬類別之交易被施行較豁免申請日當天更嚴苛之規定，則本公司將採取即時措施，確保在合理時間內遵守有關規定。

5. 應用物流服務及訂立服務協議之理由

本集團主要業務是在中國提供先進資訊科技產品及服務，而深圳志勤之主要業務則為（其中包括）在中國提供物流服務。董事相信採用物流服務有助本集團於經營業務時善用控股集團之專業知識，提高本集團經營其業務之效率及改善庫存效率。

6. 一般資料

本公司之主要業務為投資控股。本集團之主要業務是在中國提供先進資訊科技產品及服務。

7. 本公佈所用詞彙

「聯繫人」	指	上市規則賦予之涵義
「董事會」	指	董事會
「本公司」	指	聯想集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港幣元」	指	港幣元，香港法定貨幣
「香港」	指	中國香港特別行政區
「聯想（北京）」	指	聯想（北京）有限公司，本公司之全資附屬公司
「聯想控股」	指	聯想控股有限公司，一家於

年期　：　服務協議日期起計兩年

根據服務協議，深圳志勤將向聯想（北京）提供物流服務。聯想（北京）就服務協議項下所獲提供之物流服務應付之總年費將約為港幣2,500,000元。預期聯想（北京）根據服務協議應付之總年費將超過港幣1,000,000元或有形資產淨值之0.03%兩者中之較高者，惟不得超過港幣10,000,000元或有形資產淨值之3%兩者中之較高者。

各董事（包括獨立非執行董事）確認，服務協議之條款乃於本集團日常及一般業務過程中按正常商業條款訂立，對股東整體而言屬公平合理，並按公平原則磋商後釐定。

2. 提供物流服務

除根據服務協議提供物流服務外，本集團預期，本集團之成員公司將於日後按經公平磋商釐定之條款及條件及不遜於獨立第三者獲得或提供之條款於其日常業務過程中就聘用控股集團之成員公司提供之物流服務訂立不同及獨立之安排或協議。預計本集團於每個財政年度就(i)日後根據該等獨立安排或協議及(ii)根據服務協議獲提供之物流服務應付之全年總代價將超過港幣1,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之0.03%兩者中之較高者，但不會超過港幣10,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之3%兩者中之較高者。

3. 本公司之關連交易

於本公佈日期，聯想控股直接及間接擁有本公司全部已發行股本約57.06%之權益，而聯想控股為本公司之主要股東。根據上市規則，只要聯想控股仍然為本公司之主要股東，聯想控股及其聯繫人乃本公司之關連人士。故此，根據上市規則，服務協議及提供物流服務項下擬進行之交易構成本公司之關連交易。

由於預期就控股集團(i)根據服務協議；及(ii)日後根據獨立安排或協議提供之物流服務應付之每年總代價超過港幣1,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之0.03%兩者中之較高者，但不會超過港幣10,000,000元或在有關財政年度本公司最近期刊發之賬目內披露之本公司綜合有形資產淨值之3%兩者中之較高值，故此，本公司須就控股集團所提供之物流服務項下之交易（包括根據服務協議所提供者）遵守上市規則第14.25(1)條之披露規定。

4. 豁免申請

由於控股集團(i)根據服務協議；及(ii)日後根據獨立安排及協議所提供之物流服務項下擬進行之交易，即持續關連交易，乃在本集團日常及一般業務過程中進行，並屬經常性質，董事認為，倘須就持續關連交易不時遵守上市規則第14.25(1)條之披露規定，於本公司而言，乃不切實及過於繁苛。因此，本公司已向聯交所提交豁免申請，申請豁免就每宗持續關連交易嚴格遵守上市規則第14.25(1)條之披露規定，其條件如下：

(a) 於任何財政年度，本集團全年就持續關連交易應付之全年總金額將不超逾港幣10,000,000元或在最近期刊發經審核賬目內披露之本公司綜合有形資產淨值之3%兩者中之較高者；

(b) 持續關連交易應為：

(i) 在本集團日常及一般業務過程中訂立；

(ii) 按一般商業條款（該涵義之適用參考由相似實體作出之相似性質之交易）或不遜於獨立第三者獲得或提供之條款，或（倘無可資比較例子）於股東而言屬公平合理之條款而進行；及

(iii) 根據相關協議之條款而訂立；

(c) 持續關連交易之詳情將於本公司相關財政年度之年報內按上市規則第14.25(1)(A)至(D)條之規定披露，並附隨獨立非執行董事及本公司核數師發出之意見聲明（見下文(d)及(e)段所述）；

(d) 獨立非執行董事將每年審閱持續關連交易，並於本公司之相關年報內確認該等交易乃按上文(a)及(b)段所述方式進行；及

(ii) 該等交易是否按上文(a)及(b)段所述方式進行；

倘核數師以任何理由拒絕接受委任或未能提供核數師函件，董事須盡快與聯交所聯絡。

倘上市規則日後有任何修訂，導致持續關連交易所屬類別之交易被施行較豁免申請日當天更嚴苛之規定，則本公司將採取即時措施，確保在合理時間內遵守有關規定。

5. 應用物流服務及訂立服務協議之理由

本集團主要業務是在中國提供先進資訊科技產品及服務，而深圳志勤之主要業務則為（其中包括）在中國提供物流服務。董事相信採用物流服務有助本集團於經營業務時善用控股集團之專業知識，提高本集團經營其業務之效率及改善庫存效率。

6. 一般資料

本公司之主要業務為投資控股。本集團之主要業務是在中國提供先進資訊科技產品及服務。

7. 本公佈所用詞彙

「聯繫人」	指	上市規則賦予之涵義
「董事會」	指	董事會
「本公司」	指	聯想集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港幣元」	指	港幣元，香港法定貨幣
「香港」	指	中國香港特別行政區
「聯想（北京）」	指	聯想（北京）有限公司，本公司之全資附屬公司
「聯想控股」	指	聯想控股有限公司，一家於中國註冊成立之公司，為本公司之控股股東
「上市規則」	指	聯交所證券上市規則
「物流服務」	指	由控股集團之相關成員提供之物流服務，包括惟不限於貨倉、運輸及物流服務、清關服務及其他配套服務
「有形資產淨值」	指	港幣4,068,000,000元，即本公司最近期刊發截至二零零三年三月三十一日止財政年度經審核賬目內披露之綜合有形資產淨值
「持續關連交易」	指	物流服務項下擬進行屬經常性質之交易（包括服務協議項下擬進行之交易）
「控股集團」	指	聯想控股及其聯繫人
「中國」	指	中華人民共和國
「服務協議」	指	聯想（北京）與深圳志勤於二零零三年十月二十七日訂立之服務協議，詳情載於本公佈「服務協議」一節
「股東」	指	本公司股東
「深圳志勤」	指	深圳市志勤國際貨運代理有限公司，於本公佈日期由聯想控股間接持有其約55.92%應佔權益
「聯交所」	指	香港聯合交易所有限公司
「豁免申請」	指	提交聯交所日期為二零零三年十月二十七日之申請函件，內容有關就持續關連交易申請豁免嚴格遵守上市規則第14章之披露規定

承董事會命
主席
柳傳志

香港，二零零三年十月二十七日